Exhibit 2.1

Certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. Information that was omitted has been noted in this document with a placeholder identified by the mark “[***]”.

Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the U.S. Securities and Exchange Commission upon its request.

The omitted schedules and exhibits are (i) not material and (ii) customarily treated by the Registrant as private and confidential.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PROCAP FINANCIAL, INC.,

CFO SILVIA, INC,

SILVIA MERGER SUB, INC.,

THE SELLERS PARTY HERETO,

AND

Shain Noor,

AS STOCKHOLDER REPRESENTATIVE

FEBRUARY 9, 2026

-i-

Article V Additional Agreements		26
5.1	280G Matters	26
5.2	Issuance of Purchaser Capital Stock	26
5.3	Access to Information	26
5.4	Expenses	27
5.5	Further Actions	27
5.6	Tax Matters	29
5.7	Employee Matters	31
5.8	Contract Notices, Consents	31
5.9	Company Closing Statement; Spreadsheet	31
5.10	Assumption/Payment of Debt; Release of Encumbrances	32
5.11	Confidentiality	32
5.12	Public Announcements	32
5.13	Closing Certificates	33
5.14	Noor Employment Agreement	33
5.15	Non-Competition Agreements	33
5.16	Lock-Up Agreements	33
5.17	Joinders	33
5.18	SAFE Termination Agreements	34
5.19	Registration Rights Agreement	34
5.20	Director and Officer Insurance	34

Article VI Conditions to the Merger		34
6.1	Conditions to the Obligations of Each Party to Effect the Merger	34
6.2	Conditions to the Obligations of Purchaser and Merger Sub	35
6.3	Conditions to the Obligations of the Company	37

Article VII Termination, Amendment and Waiver		37
7.1	Termination	37
7.2	Effect of Termination	38
7.3	Amendment	38
7.4	Extension; Waiver	38

Article VIII Survival; Indemnification		39
8.1	Survival of Representations, Warranties and Covenants	39
8.2	Indemnification	39
8.3	Limitations on Indemnification	39
8.4	Indemnification Claim Process for Third Party Claims	40
8.5	Indemnification Procedures for Non-Third Party Claims	41
8.6	Effect of Investigation	42
8.7	Clawback of Public Company Common Stock	45
8.8	Exclusive Remedy	42
8.9	Tax Treatment of Indemnity Payments	42

Article IX General Provisions		42
9.1	Notices	42
9.2	Interpretation	43
9.3	Counterparts	44
9.4	Entire Agreement; Parties in Interest	44
9.5	Assignment	44
9.6	Severability	44
9.7	Specific Performance and Other Remedies	45
9.8	Governing Law	45
9.9	Rules of Construction	45
9.10	WAIVER OF JURY TRIAL	45
9.11	Stockholder Representative	45

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Appendixes

Appendix A	-	Defined Terms

Exhibits and Schedules

Exhibit A	-	Form of Certificate of Merger
Exhibit B	-	Form of Lock-Up Agreement
Exhibit C	-	FIRPTA Certification
Exhibit D	-	FIRPTA Notification Letter

-iii-

Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of February 9, 2026 (the “Agreement Date”), by and among ProCap Financial, Inc., a Delaware corporation (“Purchaser”), Silvia Merger Sub, Inc., a Delaware corporation and direct wholly-owned Subsidiary of Purchaser (“Merger Sub”), CFO Silvia, Inc, a Delaware corporation (the “Company”), Inflection Points Inc, a Delaware corporation (“Inflection Points”), Shain Noor, an individual (“Noor” and, together with Inflection Points, “Sellers”), and Shain Noor, solely in his capacity as the agent for and on behalf of the Company Stockholders under this Agreement (the “Stockholder Representative”).

Recitals

Whereas, the board of directors (or authorized committee thereof) of each of Merger Sub, the Company and Purchaser have determined that it would be advisable and in the best interests of each corporation and its stockholders that Purchaser acquire the Company through the statutory merger of Merger Sub with and into the Company, pursuant to which the Company would become a wholly-owned Subsidiary of Purchaser (the “Merger”), upon the terms and conditions set forth in this Agreement and in accordance with the applicable provisions of Delaware Law, and in furtherance thereof, have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and those of the Company Related Agreements to which their respective entities are a party;

Whereas, pursuant to the Merger, among other things, all of the issued and outstanding shares of Company Capital Stock shall be converted into the right to receive shares of Purchaser Capital Stock in the manner, and on the terms and subject to the conditions, set forth herein;

Whereas, the Company Stockholders representing all of the issued and outstanding shares of Company Capital Stock have approved this Agreement and the Merger;

Whereas, contemporaneously with the Closing, Shain Noor will enter into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition Agreements”), in a form reasonably acceptable to Purchaser;

Whereas, Anthony Pompliano previously entered into that certain Non-Competition and Non-Solicitation Agreement, dated as of June 23, 2025, by and among Purchaser, Anthony Pompliano, Columbus Circle Capital Corp I, and the other parties thereto;

Whereas, contemporaneously with the Closing, each of the Equityholders will enter into a Lock-Up Agreement, in a form reasonably acceptable to Purchaser;

Whereas, for U.S. federal (and applicable state and local) income tax purposes, it is intended that (i) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (ii) this Agreement constitutes and is hereby adopted as a “plan of reorganization” for purposes of Sections 354 and 361 and within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), (iii) each of the parties hereto be a “party to the reorganization” within the meaning of Section 368(b) of the Code, and (iv) the Purchaser Capital Stock issued to the Company Stockholders and SAFE Holders at the Closing, the Escrow Shares, and the Earnout Shares issued to the Company Stockholders and SAFE Holders shall be treated as issued pursuant to such reorganization within the meaning of Section 368(a) of the Code; provided, however, that (i) a portion of the Earnout Shares shall be treated as imputed interest income pursuant to Section 483 of the Code, and (ii) any Earnout Shares issued to Noor shall be treated, in accordance with the principles of Rev. Rul. 2007-49, 2007-2 C.B. 237, as compensation for services (subject to all applicable withholding Taxes) to the extent that (x) the fair market value of such Earnout Shares as of the date such Earnout Shares become “substantially vested” is greater than (y) the fair market value of such Earnout Shares as of the Closing Date, in each case, determined by reference to the closing price of such Earnout Shares (collectively, the “Intended Tax Treatment”); and

Whereas, each of the Company and Purchaser desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

Now, Therefore, in consideration of the representations, warranties, covenants and other agreements of each party contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

Article I

The Merger

1.1 Certain Definitions. Unless specifically indicated otherwise, capitalized terms used in this Agreement, including the Schedules and Exhibits hereto, shall have the meanings assigned to such terms in this Agreement, including the Recitals, Appendix A and the Schedules hereto.

1.2 The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and shall become a direct wholly-owned Subsidiary of Purchaser. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.

1.3 Closing. Unless this Agreement is earlier terminated pursuant to Section 7.1 hereof, the closing of the Merger (the “Closing”) shall take place remotely by the electronic exchange and release of counterpart signature pages on the second (2nd) Business Day following the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VI hereof (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing), unless another date or place is mutually agreed upon in writing by Purchaser and the Company. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date”.

1.4 Effective Time. At the Closing, Merger Sub and the Company shall cause a certificate and plan of merger to be executed and filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”), and the Merger shall become effective upon the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by Purchaser and the Company in writing (and set forth in the Certificate of Merger). The date and time when the Merger shall become effective is referred to herein as the “Effective Time”.

1.5 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become claims, obligations, liabilities, debts and duties of the Surviving Corporation.

1.6 Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is CFO Silvia, Inc”. At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.

1.7 Directors and Officers.

(a) Directors of Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation at the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) Officers of Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation at the Effective Time, each to hold such office of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.8 Effect on Company Capital Stock and SAFEs.

(a) Company Common Stock. On the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any further action on the part of any holder of Company Common Stock or any other Person, at the Effective Time each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Treasury Shares) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9, (i) the Per Share Merger Consideration, (ii) the Per Share Earnout Consideration, if any, and (iii) the Per Share Escrow Consideration, if any.

(b) Company Preferred Stock. As of the date of this Agreement and as of immediately prior to the Effective Time, there are and there shall be no shares of Company Preferred Stock issued and outstanding. Accordingly, no shares of Company Preferred Stock shall be automatically converted into the right to receive any consideration in the Merger, and any shares of Company Preferred Stock that may be outstanding immediately prior to the Effective Time, if any, shall be canceled at the Effective Time without any conversion thereof and without any payment or other consideration therefor.

(c) SAFEs. On the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any further action on the part of the Company or any SAFE Holder, each SAFE outstanding immediately prior to the Effective Time shall be terminated and each SAFE Holder will automatically be entitled to receive a portion of (i) the Total Merger Consideration, and (ii) the Earnout Shares, if any, in each case, as set forth opposite such SAFE Holder’s name on the Spreadsheet and payable in accordance with the terms set forth herein.

(d) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of any holder of any shares of capital stock of Purchaser, Merger Sub or the Company, be converted into and become one validly issued, fully paid and non-assessable share of Company Common Stock (and the shares of the Company into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Company’s capital stock that are issued and outstanding immediately after the Effective Time). The certificate evidencing ownership of shares of Merger Sub capital stock will evidence ownership of such share of Company Common Stock.

(e) Treasury Shares. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock (“Treasury Shares”) immediately prior to the Effective Time shall automatically be canceled and extinguished without any conversion thereof, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.

(f) Transfer Restrictions. The shares of Purchaser Capital Stock to which the Equityholders are entitled to receive in the Merger shall be subject to certain transfer and other restrictions (including certain lock-up restrictions), terms and conditions.

(g) Calculation of Consideration. For purposes of calculating the aggregate amount of shares of Purchaser Capital Stock issuable at any particular time pursuant to this Section 1.8, the aggregate number of shares of Purchaser Capital Stock to be issued to such Person in respect of a certificate or SAFE at such time shall be rounded down to the nearest whole number.

(h) Appraisal Rights. Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the consideration provided for in Section 1.8(a), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration payable pursuant to this Section 1.8 in respect of such shares as if such shares never had been Dissenting Shares, and Purchaser shall pay and deliver (or cause to be paid and delivered) to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.9, following the satisfaction of the applicable conditions set forth in Section 1.9, the number of shares of Purchaser Capital Stock to which such holder would be entitled in respect thereof under this Section 1.8 as if such shares of Company Common Stock never had been Dissenting Shares. The Company shall give Purchaser prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company, and Purchaser shall have the right to direct all negotiations and proceedings with respect to demands for appraisal or purchase under Delaware Law. The Company shall not, except with the prior written consent of Purchaser, or as otherwise required under Delaware Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Notwithstanding the foregoing, to the extent that Purchaser, the Surviving Corporation, or the Company (i) makes any payment or payments in respect of any Dissenting Shares in excess of the value of all the shares of Purchaser Capital Stock that otherwise would have been owed in respect of such shares in accordance with this Agreement or (ii) incurs any losses (including reasonable attorneys’ and reasonable consultants’ fees, costs and expenses and including such reasonable fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding) in respect of any Dissenting Shares (excluding payments for such shares) ((i) and (ii) together, the “Dissenting Share Payments”), Purchaser shall be entitled to recover the amount of such Dissenting Share Payments from the Sellers.

(i) Escrow. At the Effective Time, nine hundred thousand (900,000) shares of Purchaser Capital Stock shall be withheld from the Total Merger Consideration otherwise payable to the Equityholders pursuant to this Section 1.8 (the “Escrow Shares”) and shall be deposited into an account (the “Escrow Account”), which Escrow Shares shall serve exclusively as security for, and be available to Purchaser, solely to pay amounts owed to Purchaser pursuant to Article VIII, for a period of twelve (12) months until released and distributed in accordance with the terms of the Escrow Agreement.

1.9 Exchange Procedures.

(a) No Further Ownership Rights in the Company Securities. All consideration paid or payable following the surrender for exchange of Company Securities in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to such Company Securities. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the records of the Company of shares of Company Capital Stock which were issued and outstanding immediately prior to the Effective Time.

(b) Lost, Stolen or Destroyed Certificates. In the event any certificates representing shares of Company Capital Stock shall have been lost, stolen or destroyed, Purchaser shall deliver, in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof in form and substance reasonably satisfactory to the Purchaser (a “Lost Stock Affidavit”), such consideration, if any, as may be required pursuant to Section 1.8 hereof in respect thereof.

(c) No Liability. None of Purchaser or the Surviving Corporation shall be liable to any Equityholder for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.

(d) Legends. Each certificate or book-entry security entitlement representing any shares of Purchaser Capital Stock (or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event) issued to or held by any Equityholder in accordance with the terms hereof shall bear the following legend (in addition to any other legends required by any Legal Requirement, the Purchaser Restated Certificate, Purchaser’s bylaws or any other agreement to which such Equityholder is a party):

THE OFFER AND SALE OF THE SECURITIES EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR SUCH OTHER APPLICABLE LEGAL REQUIREMENT.

1.10 Withholding Rights. Purchaser, the Company, the Surviving Corporation, and any Affiliate of any of the foregoing shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as may be required to be deducted or withheld therefrom under any provision of any Tax law or under any Legal Requirements. Prior to the Closing Date and prior to the issuance of the Earnout Shares, Purchaser shall provide the Stockholder Representative with written notice of any proposed withholding pursuant to this Section 1.10 and will reasonably cooperate with the applicable Company Stockholders subject to such proposed withholding to mitigate such withholding to the extent permitted by applicable Legal Requirements. To the extent such amounts are so deducted or withheld and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the Person in respect of which such deduction and withholding was made.

1.11 Earnout Shares.

(a) Earnout Shares. If, during the Earnout Period, the Purchaser Trading Price equals or exceeds nine dollars ($9.00) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Purchaser Capital Stock) (such date, the “Earnout Target Date”), within ten (10) Business Days following the Earnout Target Date (such date, the “Earnout Release Date”), Purchaser shall issue or cause to be issued to the Equityholders the Earnout Shares as set forth in the Spreadsheet; provided, that Purchaser shall only cause the Earnout Shares to be delivered to Noor in accordance with this Section 1.11 if (i) Noor remains employed by the Company or its Affiliates on the Earnout Release Date and (x) has not provided notice of resignation as of such date and (y) has not taken any action or failed to take any action that gives rise to the ability of the Company or its Affiliates to terminate Noor for cause or (ii) Noor’s employment with the Company or its Affiliates is terminated by the Company or its Affiliates without cause.

(b) Termination of Obligations. Notwithstanding anything in this Section 1.11 to the contrary, (i) Purchaser’s obligation under this Section 1.11 (including any obligation to issue the Earnout Shares) shall terminate on the earlier of (x) the issuance of the Earnout Shares on the Earnout Release Date, and (y) expiration of the Earnout Period, and (ii) the Equityholders shall only be entitled to receive the Earnout Shares one time.

Article II

Representations and Warranties of the Company

Subject to such exceptions as are specifically set forth in the appropriate section, subsection or subclause of the disclosure schedule supplied to Purchaser on the Agreement Date (the “Disclosure Schedule”) or in any other section, subsection or subclause of the Disclosure Schedule solely if and to the extent that it is readily apparent on the face of such disclosure that it applies to such other section, subsection or subclause of this Article II without reference to the documents referenced therein, the Company hereby represents and warrants to Purchaser and Merger Sub, as of the Agreement Date and as of the Closing Date, as though made at the Closing Date, the following:

2.1 Organization and Good Standing.

(a) The Company is duly incorporated and organized, and is validly existing in good standing, under the Legal Requirements of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its material assets and properties and to carry on its business as currently conducted. The Company is duly qualified or licensed to do business, and is in good standing, to the extent such concept is applicable, in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license necessary to the Company’s business as currently conducted, except where the failure to be so licensed, qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available a true and correct copy of its certificate of incorporation, as amended to date (the “Certificate of Incorporation”), and of its bylaws, as amended to date, each in full force and effect on the Agreement Date (collectively, as amended to date, the “Company Charter Documents”).

(b) The Company has no Subsidiaries.

(c) Section 2.1(c) of the Disclosure Schedule lists, as of the Agreement Date, the directors and officers of the Company. No indemnification claims have ever been asserted by any current or former director or officer of the Company which have not been fully resolved.

2.2 Authority and Enforceability. The Company has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Company Related Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other transactions contemplated hereby and thereby. The entry into and execution and delivery of this Agreement and the Company Related Agreements to which the Company is a party, the performance of the obligations hereunder and thereunder, and the consummation of the Merger and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Company, and no further action is required on the part of the Company to authorize the Agreement and the Company Related Agreements to which the Company is a party and the transactions contemplated hereby and thereby, subject only to receipt of the Required Stockholder Approval. Aside from the Purchaser Stockholder Approval being required from Purchaser, the Required Stockholder Approval is the only vote or consent of the Equityholders required to adopt this Agreement and approve the Merger, and the other transactions contemplated hereby and by the Company Related Agreements to which the Company is a party under applicable Legal Requirements, the Company Charter Documents and any other Contract to which the Company is a party. The Company Board has (a) unanimously resolved that the Merger is advisable and in the best interests of the Company and its stockholders, (b) unanimously approved this Agreement and the Merger, (c) directed that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration, and (d) unanimously recommended that all of the Company Stockholders adopt this Agreement and approve the Merger and the transaction contemplated herein and not exercise their dissenters’ or appraisal rights under the applicable provisions of Delaware Law in connection with the Merger. This Agreement and each Company Related Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and (ii) Legal Requirements governing specific performance, injunctive relief and other equitable remedies.

2.3 Governmental Approvals and Consents. Except for the filing of the Certificate of Merger, no Permit, notice, waiver, approval, declaration, Order or authorization of, or filing with, any Governmental Entity (“Governmental Approval”), other than required filings under the HSR Act, is required by, or with respect to, the Company in connection with the entry into, execution or delivery of this Agreement or any Company Related Agreement to which the Company is a party, the performance of its obligations hereunder or thereunder, or the consummation of the Merger or any other transaction contemplated by this Agreement or any Company Related Agreement to which the Company is a party.

2.4 No Conflicts. The execution and delivery by the Company of this Agreement and the Company Related Agreements to which the Company is a party, the performance of its obligations hereunder and thereunder, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Company Related Agreements to which the Company is a party, does not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a payment obligation, consent, waiver, approval, termination, cancellation, modification, or acceleration of any obligation or loss of any benefit (or any right with respect to the foregoing) (any such event, a “Conflict”) under (a) any provision of the Company Charter Documents, as amended, (b) any Contract to which the Company is a party, or (c) any Legal Requirement applicable to the Company.

2.5 Company Capital Structure.

(a) The authorized capital stock of the Company consists solely of 12,000,000 shares, consisting of 10,000,000 shares of Company Common Stock, of which 8,060,000 shares are issued and outstanding as of the Agreement Date, and 2,000,000 shares of Company Preferred Stock, none of which are issued and outstanding as of the Agreement Date. There are no shares of Company Capital Stock owned by the Company, held by the Company in the Company’s treasury. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable. The Company has no liability for dividends accrued or declared but unpaid. The Company does not own, nor has it entered into an agreement to acquire, any Equity Interests in any Person. Other than as set forth in Section 2.5(a), Section 2.5(b) and Section 2.5(c) of the Disclosure Schedule, there are no authorized, issued or outstanding Equity Interests of the Company.

(b) As of the Agreement Date, the Company Capital Stock is held by the Persons with the domicile addresses set forth in Section 2.5(b) of the Disclosure Schedule which further sets forth for each such Person: (i) an indication as to whether such Person is an Accredited Investor or an Unaccredited Investor, to the extent known by the Company; (ii) the number, class, status as book-entry, and series of shares of Company Capital Stock held by such Person, and whether such person is the record and/or beneficial owner of such shares; (iii) the date of acquisition of such shares; (iv) the applicable stock certificate(s) representing such shares; (v) the number of shares subject to repurchase; (vi) whether any such repurchase rights will lapse, in whole or in part, as a result of this Agreement and the transactions contemplated hereby; and (vii) the vesting schedule for such shares, if applicable. Except as set forth in Section 2.5(b) of the Disclosure Schedule, the Company has no other capital stock or other Equity Interests authorized, issued or outstanding.

(c) The Company has issued the Simple Agreements for Future Equity listed on the Section 2.5(c) of the Disclosure Schedule (collectively, the “SAFEs”) which further sets forth for each such SAFE Holder: (i) the holder’s name and contact information; (ii) date of issuance; (iii) form of SAFE (including whether pre-money or post-money); (iv) original purchase amount; (v) current outstanding purchase amount (if different); (vi) valuation cap, discount rate and any other conversion mechanics; and (vii) any Most-Favored Nation, pro rata, information, or side-letter rights. Except as set forth on Section 2.5(c) of the Disclosure Schedule, (A) no Person holds, and there are no obligations of the Company under, any SAFE and (B) there are no amendments, side letters, waivers, consents, or other understandings with any SAFE Holder that modifies the terms of such SAFE. Each SAFE was duly authorized by all necessary corporate action of the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (x) applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and (y) Legal Requirements governing specific performance, injunctive relief and other equitable remedies. The offer, sale, and issuance of each SAFE complied in all material respects with applicable federal and state securities Legal Requirements and the organizational documents of the Company. All required notices, filings, and fees in connection with the issuance of the SAFEs have been made or paid on a timely basis to the extent required by applicable Legal Requirements, and all exemptions from registration were properly available and satisfied. The Company is not in breach of or default under any SAFE and no SAFE Holder is in breach of or default under any SAFE.

(d) Except for the Company Option Plan, the Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity or equity-related compensation to any Person (whether payable in shares, cash or otherwise). The Company has reserved 400,000 shares of Company Capital Stock for issuance to employees, non-employee directors, advisors, consultants, and Persons engaged by the Company through a third party agency pursuant to the Company Option Plan, none of which have been issued upon the exercise of options granted under the Company Option Plan. The Company has not granted any Company Options to any Person.

(e) True and complete copies of all (i) SAFEs, including any side letters or ancillary arrangements with respect thereto, and (ii) Contracts relating to or issued under the Company Option Plan or otherwise with respect to Company Options, in each case, have been made available to Purchaser, and such agreements and instruments have not been amended, modified or supplemented other than as provided in this Agreement, and there are no agreements to amend, modify or supplement such agreements or instruments from the agreements made available to Purchaser.

(f) Section 2.5(f) of the Disclosure Schedule sets forth, as of the Agreement Date, all Company Indebtedness, including the amount of such Indebtedness, any assets securing such Indebtedness, and Person to whom such Indebtedness is owed, and, other than as set forth therein, the Company has no outstanding Indebtedness. No Company Indebtedness contains any restriction upon the prepayment of any such Indebtedness. With respect to each such item of Company Indebtedness, the Company is not in default and no payments are past due. After giving effect to the Closing, and assuming repayment of all of the Indebtedness set forth on Section 2.5(f) of the Disclosure Schedule, the Company will have no Indebtedness.

(g) The information contained in the Spreadsheet will be true, correct and complete in all respects as of the Closing Date and the payments to be made based on the information contained therein will be accurate and in accordance with applicable Legal Requirements, the terms of this Agreement, the Company Charter Documents, and all other Contracts among the Company and/or any holder of Company Securities and no holder of Company Securities or any other Person will be entitled to any portion of the aggregate consideration payable hereunder except as provided in the Spreadsheet.

2.6 Litigation. Except as set forth on Section 2.6 of the Disclosure Schedule, there is no Action pending, or, to the Company’s knowledge, threatened, against the Company, or any of its properties or assets (tangible or intangible). There is no Action by the Company currently pending. The Company is not a party to any Order or, to the knowledge of the Company, subject to the provisions of any Order, and there is no outstanding Order issued by a Governmental Entity which challenges or questions the legal right of the Company to conduct its operations as presently conducted.

2.7 Intellectual Property.

(a) As used in this Agreement, the following terms have the meanings indicated below:

(i) “Company Intellectual Property” means any and all Technology and Intellectual Property Rights that are owned or purported to be owned by the Company.

(ii) “Company Intellectual Property Rights” means any and all Intellectual Property Rights that are owned or purported to be owned by the Company, including any and all Company Registered Intellectual Property.

(iii) “Company Registered Intellectual Property” means all of the Registered Intellectual Property, owned by, or filed in the name of the Company.

(iv) “Copyright” means copyrights (whether or not registered in any jurisdiction) and applications for registration of copyright and similar or equivalent rights in works of authorship, including mask work rights, arising anywhere in the world.

(v) “Intellectual Property” means Technology and Intellectual Property Rights.

(vi) “Intellectual Property Rights” means any and all of the rights in or associated with the following throughout, or anywhere in, the world: (a) Patents, (b) Trademarks, (c) Copyrights, (d) Trade Secrets (e) website, addresses and domains, and (f) any equivalent right to any of the foregoing.

(vii) “Patents” means patents, statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, extensions, and reexaminations thereof, and all rights therein provided by international treaties and conventions. Unless the context otherwise requires, the term “Patent” includes any Patent Application.

(viii) “Patent Application” means an application or filing for a Patent, including, provisional patent applications and regular patent applications, and claims of priority under any treaty or convention, anywhere in the world.

(ix) “Registered Intellectual Property” means any Intellectual Property Right that is subject to an application, filing or registration with any Governmental Entity (including the U.S. Patent and Trademark Office or the U.S. Copyright Office), including any Patent, registered Trademark, or any registered Copyright, or any application for the registration or issuance of any of the foregoing.

(x) “Software” means computer software, programs and applications, including firmware, insource code or object code form, and any scripts integral to the operation thereof.

(xi) “Technology” means tangible or intangible embodiments of Intellectual Property Rights including (i) Software, (ii) databases, compilations, collections of data and (iii) designs, manufacturing schematics, algorithms, methods and processes, databases, lab notebooks, prototypes, works of authorship, (whether or not copyrightable), models, know-how, and inventions (whether or not patentable) in whatever form and on whatever medium.

(xii) “Trademarks” means trademarks, service marks, trade dress, logos, trade names, corporate names, domains, websites and other indicia of source or origin, and including all common law rights thereto, registrations and applications for registration thereof throughout the world, and all rights therein provided by international treaties and conventions, together with the goodwill associated therewith.

(xiii) “Trade Secrets” means all common law and statutory rights in any jurisdiction in trade secrets (as such term is defined under applicable law), including trade secrets as defined under the Uniform Trade Secrets Act, as adopted by applicable states, and under the Defend Trade Secrets Act of 2016 (18 U.S.C. §§ 1836–1839), and without limiting the foregoing includes any information that (a) derives independent economic value, actual or potential, from not being generally known or readily ascertainable by proper means by other persons who can obtain economic value from its disclosure or use, and (b) is the subject of reasonable efforts under the circumstances to maintain its secrecy.

(b) Exclusive Ownership. The Company owns, possesses, has developed, or has acquired on commercially reasonable terms, legal rights to all Company Intellectual Property, free and clear of any liens. The Company has no knowledge of any facts or circumstances that would render any Company Intellectual Property Rights invalid or unenforceable. The Company has not received written notice of any official actions or other notices from any Governmental Entity that any of the subject matters or claims of pending applications for registration with respect to any of such Company Intellectual Property Rights are unregistrable. No Company Intellectual Property is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the Company’s ability to use, provide, transfer, assign or license, or may affect the validity, use or enforceability of, such Company Intellectual Property.

(c) IP Licenses.

(i) Other than pursuant to: (A) standard end-user license or services agreements for the Company’s products and services on substantially the Company’s standard forms made available to the Purchasers; (B) customary nondisclosure agreements entered into by the Company in the ordinary course of business (that do not include any terms (w) granting the right to use residuals, (x) assigning Intellectual Property Rights, (y) granting express license rights, or (z) constituting a covenant not to assert Intellectual Property Rights); (C) nonexclusive feedback licenses and nonexclusive licenses to use trademarks, in each case that are incidental to the subject matter of the applicable agreement in which they are incorporated; (D) licenses to a service provider solely for the purpose of allowing such service provider to provide services to the Company and (E) nonexclusive and nontransferable licenses granted by the Company in the ordinary course of Business permitting reproduction, distribution, and public display of identified Company editorial content with no grants of rights in any Trademarks included within Company Intellectual Property Rights, the Company has not granted to a third Person any options, licenses, covenants not to assert, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property that are material to the Company’s business as now conducted.

(ii) Other than pursuant to: (A) standard license or services agreements for commercially available software products and cloud services non-exclusively licensed to Company under standard terms, which products and cloud services are not incorporated into the Company’s products or services; (B) backup licenses from employees and contractors granted in connection with providing services to the Company; (C) licenses to Open Source Software; (D) customary nondisclosure agreements entered into by the Company in the ordinary course of business that do not include any terms (w) granting the right to use residuals, (x) assigning Intellectual Property Rights, (y) granting express license rights, or (z) constituting a covenant not to assert Intellectual Property Rights; (E) nonexclusive feedback licenses and nonexclusive licenses to use trademarks, in each case that are incidental to the subject matter of the applicable agreement in which they are incorporated; and (F) licenses to the Company solely for the purpose of enabling the Company to provide services to the licensor, the Company is not bound by or a party to any options, licenses, covenants not to assert or other grants or agreements of any kind with respect to Intellectual Property Rights of any third Person that are material to the Company’s business as now conducted.

(d) Non-Infringement of Company Intellectual Property. To the knowledge of the Company, there is no, and there has not been, since the Lookback Date, any unauthorized use, unauthorized disclosure, or any infringement or misappropriation of any Company Intellectual Property. Since the Lookback Date, the Company has not brought any Actions against a third person for infringement of any Intellectual Property Rights.

(e) Effects of the Transaction. Neither this Agreement, nor the transactions contemplated hereby, including the assignment to Purchaser by operation of law or otherwise of any Contracts to which the Company is a party, will result in: (i) Purchaser, its Subsidiaries, or any of its Affiliates granting or assigning to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them, (ii) Purchaser, its Subsidiaries, or any of its Affiliates, being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, (iii) Purchaser, its Subsidiaries, or any of its Affiliates being obligated to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby, or (iv) any termination of, or other material adverse impact to any Company Intellectual Property.

(f) Confidential Information; Invention Assignment Agreements.

(i) The Company has taken reasonable steps to maintain, protect and preserve the Company’s rights in confidential information and Trade Secrets (including those provided by any other person directly or indirectly to the Company). There has been no unauthorized disclosure by any Person of any such confidential information and Trade Secrets. Each Company Employee and other Person, in each case, who has been involved in the creation, invention or development of Company Intellectual Property Rights or Technology for or on behalf of or for the benefit of the Company (each, a “Contributor”) has executed an agreement with the Company pursuant to which such Contributor has assigned all of its right, title and interest in and to the results and proceeds of the services that such Contributor provides to the Company.

(ii) No Company Employee has retained or is entitled to any rights in any Intellectual Property developed for the Company by such Company Employee, including, without limitation, any license rights or economic interests, and no payments are due and no Company Employee has any rights to receive any payments with respect to such Intellectual Property.

(g) Open Source. The Company has not embedded, used, linked or distributed any open source, software, technologies or other materials that are licensed or distributed under any license arrangement or other distribution model qualifying for the “Open Source” definition promulgated by the Open Source Initiative at www.opensource.org/osd or any other public domain or “community” (or similar) materials (collectively “Open Source Software”) in connection with any of its products or services or proprietary materials in any manner that requires, or purports to require, (i) any material software code owned or authored by or on behalf of the Company (“Company Code”) to be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any such Company Code; (iii) the grant to any third Person of any rights or immunities under material Company Intellectual Property; or (iv) any other material limitation, restriction or condition on the right of the Company with respect to its use or distribution of any material Company Intellectual Property (other than attribution, warranty and liability disclaimer, and notice delivery conditions). The Company is in material compliance with all licenses for Open Source Software that it embeds, links to, uses or distributes.

2.8 Privacy and Data Protection.

(a) The Company is, and since the Lookback Date has been, in material compliance with all Legal Requirements, contractual obligations, applicable published industry standards (including, to the extent applicable, the PCI Data Security Standard), Company Privacy Policies, and applicable requirements of self-regulatory organizations (collectively, “Privacy Legal Requirements”) relating to (i) consumer protection and marketing, privacy, data, promotion, and text messaging, email, and other communications, and (ii) the use, collection, obtainment, interception, retention, storage, security, disclosure, transfer, disposal, and other processing of any Covered Data. No disclosure made or contained in any Company Privacy Policy is, or has been, inaccurate, incomplete, misleading, or deceptive in any way, or has violated Privacy Legal Requirements (including by omission). The Company does not sell any Covered Data to any third parties or shares it for valuable consideration of any kind.

(b) The Company maintains commercially reasonable physical, technical, administrative and organizational security measures to protect the confidentiality and security of Covered Data that the Company collects, uses, shares, transfers, stores, possesses, or controls. The Company contractually requires all third parties, including vendors, Affiliates, and other persons providing services to the Company that have access to or receive Covered Data from or on behalf of the Company to comply with all Privacy Legal Requirements, and to take all reasonable steps to ensure that all Covered Data in such third parties’ possession or control is protected against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse.

(c) Since the Lookback Date, the Company has not suffered any data security breach or other data incident with respect to the Covered Data in its possession or control and Technology used by the Company, which resulted in any unauthorized access to, or any unauthorized use, modification, disclosure, transfer, or other processing of, any such information or Technology. Since January 1, 2020, the Company has not received any notice (whether formal or informal) (A) from any Governmental Entity or any other person regarding any actual, alleged or potential violation of, or failure to comply with, any Privacy Legal Requirements, or (B) of any actual or threatened proceeding or judgment relating to actual or alleged non-compliance by the Company with respect to its data practices.

(d) To the extent the Company uses AI Tools to conduct their operations, the Company and any Person acting for or on behalf of any member of the Company in connection with AI Tools, have at all times been in material compliance with all contractual obligations, written policies and procedures, and Legal Requirements in connection with the user and/or development of AI Tools and the use of Covered Data in such AI Tools. The Company has implemented and maintains commercially reasonable policies and procedures governing any use and/or development of AI Tools by any Company employees. The Company has not included and does not currently include any “sensitive personal information” or “sensitive personal data” or “special categories of personal data” (as such terms are defined under Privacy Legal Requirements), material Trade Secrets or material confidential or proprietary information of the Company or of any third Person under an obligation of confidentiality by the Company as training data or in any prompts or inputs into any AI Tools.

(e) The execution, delivery, and performance of this Agreement and the Transactions will not result in a material breach or violation of any Privacy Legal Requirements. The Company has full rights to transfer to Purchaser all Covered Data maintained or processed by or for the Company without violating any Privacy Legal Requirement and without obtaining any separate consent.

2.9 Compliance with Legal Requirements and Documents; Permits.

(a) General. The Company is and has been in compliance in all material respects with all applicable Legal Requirements. The Company has not, in connection with or relating to the business of the Company, received from any Governmental Entity any written or, to the Company’s knowledge, oral notice inquiry, warning letter, request for information, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to any such applicable Legal Requirement that remains unresolved. The Company has implemented policies, procedures, and internal controls reasonably designed to ensure compliance with all applicable Legal Requirements, including Ex-Im Laws, Anti-Corruption Laws, and Sanctions Laws.

(b) Permits. Section 2.9(b) of the Disclosure Schedule sets forth (i) all material Permits held by the Company and (ii) all Permits that are required for the operation of the businesses of the Company as currently conducted, in each case, as of the Agreement Date. All such listed Permits are in full force and effect, and the Company is in material compliance with the terms of such listed Permits. Since the Lookback Date, the Company has not received from any Governmental Entity any written, or to the Company’s knowledge, oral notice of any material violation, material default, suspension, or cancellation about any such listed Permit that remains unresolved. No additional Permits are required for the current operation of the businesses of the Company in any material respect, except for those that are ordinarily required and obtained in the ordinary course for particular events.

(c) Export Control Laws. Without limiting Section 2.9(a), the Company and, to the Company’s knowledge, anyone acting on the Company’s behalf, have conducted their operations in material compliance with all applicable Ex-Im Laws, including obtaining and complying with the terms of any required Ex-Im Approval. The Company has not received any written, or to the Company’s knowledge, oral notice of any pending or threatened claims by any Governmental Entity alleging violations of Ex-Im Laws by the Company. To the Company’s knowledge, no Ex-Im Approvals are required in connection with the Merger.

(d) Anti-Corruption Laws. Without limiting Section 2.9(a), the Company (including, to the Company’s knowledge, any Company Employee or other agents acting on the Company’s behalf) has materially violated any applicable Anti-Corruption Law or in violation of any Anti-Corruption Law: (i) directly or indirectly offered, authorized, paid, or given anything of value to any Government Official or commercial entity for the purpose of improperly obtaining or retaining business; (ii) directly or indirectly solicited, authorized, or accepted the receipt of anything of value from any Government Official or commercial entity for the purpose of improperly obtaining or retaining business; or (iii) created or caused the creation of any false or inaccurate entries in the Company’s Books and Records. To the Company’s knowledge, no Company director, officer, or employee is a Government Official or close family member of a Government Official.

(e) Sanctions Laws. Neither the Company nor, to the Company’s knowledge, any of its officers, managers, directors, employees, or agents is or has been a Sanctioned Person. Since its formation, the Company has not engaged in any dealings or transactions in material violation of applicable Sanction Laws, including transactions with any Sanctioned Person or involving any Sanctioned Country.

2.10 Tangible and Real Property. The material tangible and real property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and Encumbrances, except for statutory liens for the payment of current Taxes that are not yet delinquent and liens that arise in the ordinary course of business and do not materially impair the Company’s ownership or use of or operation or value of such property or assets. With respect to the leased tangible property (“Leased Tangible Property”) and leased real property (“Leased Real Property” and together with the Leased Tangible Property, the “Leased Property”) the Company leases, the Company is in compliance with such leases and holds a valid leasehold interest free of any liens and claims other than those of the lessors of such Leased Property. A true and complete list of all leases (including all amendments, modifications, supplements, guaranties, subordination and non-disturbance agreements, side letters, estoppels, material correspondence, and other material agreements related thereto) for each such Leased Property (collectively, the “Leases”) have been provided to Purchaser.

(b) Except as set forth in Section 2.10(b) of the Disclosure Schedule, with respect to the Leased Real Property, (i) each Lease is in full force and effect in all material respects and constitutes a legal, valid and binding obligation of the Company, (ii) there is and has been no breach or default by the Company or by any third party under any Lease and no event has occurred which, with default, or event or circumstance that, with or without notice, lapse of time or both, would constitute a breach, default, or cause or permit acceleration or other adverse changes of any right or obligation or the loss of any benefit under any of the Leases, (iii) the Company has performed all obligations required to be performed by it to date under such Leases and is not beyond all applicable notice and cure periods in breach or default thereunder, (iv) the Company enjoys peaceful and undisturbed possession under such Leases, (v) all rent and additional rent, including operating expenses and property taxes, payable under the Leases has been paid when due to date, (vi) there are no easements, covenants, rights of way, Encumbrances, or other restrictions encumbering the Leased Real Property that, individually or in the aggregate, would or could reasonably be expected to impair the continued use, occupancy, valuation, and operation of the Leased Real Property or the business conducted thereon, (vii) the Company has not subleased, or entered into any agreements to sublease or otherwise provide a right to occupy, any of the Leased Real Property to any other party, and (viii) the Company has not received any written notice of any, and no Leased Real Property is in, violation of any applicable fire, use, occupancy, construction, building, zoning, subdivision, health and safety and other land use laws. The Company does not own any real property.

2.11 Company Financial Statements.

(a) The Company has previously delivered to Purchaser the Company’s balance sheets as of, and the related unaudited statements of operations, stockholders’ equity of the Company for the fiscal year ended December 31, 2025 (the “Company Financial Statements”). The Company Financial Statements (x) are true and correct in all material respects, (y) have been prepared in accordance with GAAP consistently applied through the periods indicated, and (z) present fairly the financial condition of the Company at the date or dates therein indicated and the results of operations for the period or periods therein specified. The Company’s balance sheet as of December 31, 2025 (the “Company Balance Sheet Date”) is referred to hereinafter as the “Current Balance Sheet”.

(b) The Company maintains business records, financial books and records, personnel records, legers, sales accounting records, Tax records and related work papers and other books and records (collectively the “Books and Records”) which, in all material respects, reflect their respective assets and liabilities and maintains internal accounting controls that provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the Company’s financial statements in conformity with GAAP and to maintain accountability of their assets, (iii) access to their assets is permitted only in accordance with management’s authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

2.12 Activities Since the Company Balance Sheet Date. Since the Company Balance Sheet Date, (i) the Company has conducted its business in the ordinary course of business consistent with past practice, (ii) there has not occurred a Company Material Adverse Effect, (iii) the Company has not suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance, and (iv) the Company has not taken, caused or permitted any of the actions described in Section 4.2.

2.13 Financial Advisors. Except as set forth on Section 2.13 of the Disclosure Schedule, the Company has not incurred any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services in connection with this Agreement, the Company Related Agreements, the Merger or any of the other transactions contemplated by the foregoing, nor will Purchaser or the Company incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company or any Equityholder.

2.14 Insurance. Section 2.14 of the Disclosure Schedule sets forth a lists of all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company, including (a) the type of coverage, (b) the carrier, (c) the amount of coverage, (d) the term and (e) the annual premiums of such policies. There is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. To the Company’s knowledge there is no threatened termination of, or premium increase with respect to, any of such policies. The Company has never maintained, established, sponsored, participated in or contributed to any self-insurance plan.

2.15 Tax Matters. Except as set forth on Schedule 2.15:

(a) The Company has: (i) timely filed all income and other material Tax Returns required to be filed by it, and all such Tax Returns have been properly completed in compliance with all applicable Legal Requirements, and are true, correct and complete in all material respects; and (ii) timely paid all Taxes shown to be due on any such Tax Return, and all other Taxes due and payable except for Taxes being contested in good faith and for which adequate reserves have been established and maintained in accordance with GAAP on the Company Financial Statements.

(b) The liability of the Company for unpaid Taxes: (i) did not, as of the date of the Company Financial Statements, exceed the reserve for Tax liabilities (excluding any reserve for deferred Tax liabilities established to reflect timing differences between book and Tax income set forth on the face of the Company Financial Statements (rather than any notes thereto)), and (ii) will not exceed the reserve for Tax liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income), as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing Tax Returns.

(c) The Company has timely withheld and paid over to the appropriate Governmental Entity all Taxes which it is required to withhold from amounts paid or owing to any employee, shareholders, creditor, holder of securities or other third party, and the Company has complied with all information reporting (including Internal Revenue Service Form 1099) and backup withholding requirements, including maintenance of required records with respect thereto.

(d) There are no Encumbrances relating or attributable to Taxes encumbering (and no Governmental Entity has threatened to encumber) the assets of the Company, except for statutory Encumbrances for current Taxes not yet due and payable and Taxes being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Company Financial Statements. There are no Encumbrances relating or attributable to Taxes encumbering (and no Governmental Entity has threatened to encumber) the Company Capital Stock (or other equity interests in the Company).

(e) There are no: (i) pending or threatened claims by any Governmental Entity in writing with respect to Taxes relating or attributable to the Company, or (ii) deficiencies for any Tax, claim for additional Taxes, or other dispute or claim relating or attributable to any Tax liability of the Company claimed, issued or raised by any Governmental Entity that has not been properly reflected in the Company Financial Statements.

(f) The Company has not waived any statute of limitations for the period of assessment or collection of Taxes or agreed to or requested any extension of time for the period with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(g) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period ending after the Closing Date as a result of any: (i) change in method of accounting for any period beginning on or prior to the Closing Date pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Legal Requirements), (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Legal Requirements) executed on or prior to the Closing Date, (iv) intercompany transactions or excess loss accounts described in Treasury Regulations Section 1.1502-13 or 1.1502-19 or otherwise pursuant to Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provisions of state, local or foreign Legal Requirements), (v) installment sale or open transaction disposition made on or prior to the Closing Date, (vi) prepaid income received or accrued on or prior to the Closing Date, (vii) method of accounting that defers the recognition of income to any period ending after the Closing Date, or (viii) modification or forgiveness of any indebtedness made on or prior to the Closing Date.

(h) The Company (i) is not a party to or bound by, or has any obligation under, any Tax Sharing Agreement, and (ii) does not have any potential liability or obligation (for Taxes or otherwise) to any Person as a result of, or pursuant to, any such Tax Sharing Agreement.

(i) The Company (i) is not a party to or bound by, or has any obligation under, any closing or similar agreement, Tax abatement or similar agreement or any other agreements with any Governmental Entity with respect to any period for which the statute of limitations has not expired, and (ii) does not have any potential liability or obligation (for Taxes or otherwise) to any Person as a result of, or pursuant to, any such agreement.

(j) No power of attorney related or attributable to Taxes that currently is in effect has been granted by the Company.

(k) The Company has no liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements), as a transferee, successor or as a result of similar liability, operation of Legal Requirements, by Contract (including any Tax Sharing Agreement) or otherwise.

(l) The Company has not participated in nor has any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(m) The Company has not distributed stock of another Person, nor had its stock distributed by another Person in a transaction intended or purported to be governed, in whole or in part, by Section 355 of the Code or Section 361 of the Code.

(n) The Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o) The Company is not a party to any joint venture, partnership, other arrangement or contract which may reasonably be expected to be treated as a partnership for U.S. federal income Tax purposes.

(p) None of the Company Capital Stock (i) was issued in connection with the performance of services (within the meaning of Section 83 of the Code), and (ii)(x) is “substantially unvested” (within the meaning of Section 83 of the Code and the Treasury Regulations promulgated thereunder) or (y) with respect to which a valid election under Section 83(b) of the Code was not made.

(q) The Company has never filed an election under Section 1362(a) of the Code to be treated as an “S corporation” under Section 1361(a)(1) of the Code.

(r) The Company has not taken or agreed to take any action, does not intend to take any action, and does not have knowledge of any fact or circumstance, in each case, that could reasonably be expected to prevent or impede the Merger from qualifying for, or to cause the Merger to fail to qualify for, the Intended Tax Treatment.

2.16 Contracts.

(a) Except for this Agreement and the agreements ancillary hereto or as otherwise set forth on Section 2.16(a) of the Disclosure Schedule, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $10,000 (other than employment agreements and offer letters); (ii) the grant of rights to its products, including in respect of any Intellectual Property Rights, to any other Person that limit the Company’s exclusive right to its products; or (iii) any “most favored” provisions, board of directors observer rights, or other side letter agreements not otherwise disclosed pursuant to any other representation.

(b) The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

2.17 Employee Benefit Plans and Compensation.

(a) Section 2.17(a) of the Disclosure Schedule sets forth a list of all material employment, consulting, compensation, incentive or deferred compensation, severance, relocation, retention, transaction, change in control, termination, retirement, pension, supplemental retirement, deferred compensation, excess benefit, profit-sharing, bonus, incentive, performance award, stock option, restricted stock, deferred stock, phantom stock or other equity or equity-linked, savings, life, vacation, paid-time-off, cafeteria, insurance, flex spending, tuition, medical, health, welfare, disability, death, fringe benefit or other employee compensation or benefit plan, program, policy, practice, commitment, agreement, arrangement or Contract, including, in each case, each “employee benefit plan” within the meaning of Section 3(3) of the ERISA (whether or not subject to ERISA) or any other employee benefits plan under any other applicable Legal Requirement which is or has been maintained, contributed to, participated in, sponsored by or required to be contributed to by the Company, or any ERISA Affiliate thereof or with respect to which the Company or any ERISA Affiliate thereof has or may have any liability or obligation, whether actual or contingent (collectively, the “Company Employee Plans”). The Company has provided to Purchaser a complete and accurate copy, as of the date of this Agreement, of all written material Company Employee Plans sponsored, maintained, or contributed to (or required to be contributed to), by the Company for the benefit of any current or former employee or other individual service provider of the Company (or such employee or other individual service provider’s beneficiary) or with respect to which the Company has any liability.

(b) Administrative Compliance. Each Company Employee Plan is and has been established and administered in all material respects in accordance with ERISA, the Code and all other applicable Legal Requirements and the regulations thereunder and in accordance with its terms and of the Company has in all material respects met its obligations with respect to such Company Employee Plan and has made all required contributions thereto (or reserved such contributions on the Current Balance Sheet). There is no audit, investigation or other proceeding (including any voluntary correction application) pending against or involving any Company Employee Plan, and to the knowledge of Company, no such audit, investigation or other proceeding is threatened.

(c) No Material Benefit Obligations. With respect to Company Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no material benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of the Company.

(d) Qualified Plan Compliance. All Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received determination or opinion letters from the IRS to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked and, to the knowledge of Company, no revocation has been threatened.

(e) Effect of Transaction. Neither the execution of this Agreement nor the consummation of the Merger and other Transactions will (i) result in any payment (including any severance or bonus payment) becoming due to any current or former employee or other individual service provider of the Company, (ii) result in any forgiveness of Indebtedness to any current or former employee or other individual service provider of the Company, (iii) increase, or result in an acceleration of the time of payment or vesting of, the compensation or benefits otherwise due to any current or former employee or other individual service provider of the Company, or (iv) trigger any payment or funding of any compensation or benefits under any Company Employee Plan. No Company Employee Plan provides for the gross-up of Taxes with respect to Section 4999 or 409A of the Code.

(f) No Pension Plan. Neither the Company nor any of its ERISA Affiliates has (i) ever maintained a Company Employee Plan that was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Company Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Company Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(g) Nonqualified Deferred Compensation. Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) complies in all respects and has complied in form and operation with Section 409A of the Code and all IRS regulations and other guidance thereunder. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. Since January 1, 2005, no stock option or equity unit option granted under any Company Employee Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. No nonqualified deferred compensation plan has been administered in a manner that would cause an excise tax to apply to payments to plan participants.

(h) No Post Employment Obligations. Neither the Company nor any ERISA Affiliate has any obligation or liability to provide, whether under any Company Employee Plan or otherwise, any post termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable state Legal Requirement.

(i) Employment Matters. Since the Lookback Date, the Company has complied in all material respects with its own policies, practices, handbooks, work rules, and internal regulations and all applicable Legal Requirements, judgments or arbitration awards of any court, arbitrator or any Governmental Entity, extension orders and binding customs respecting labor and employment, including Legal Requirements relating to employment practices, terms and conditions of employment, discrimination, disability, fair labor standards, workers compensation, wrongful discharge, immigration, occupational safety and health, family and medical leave, wages and hours (including overtime wages), worker and independent contractor classification, equal opportunity, pay equity, meal and rest periods, and employee terminations, or the equivalent under applicable Legal Requirements, and in each case, with respect to any Company Employee: (i) has withheld and reported all amounts required by Legal Requirement or by agreement to be withheld and reported with respect to wages, salaries and other payments to Company Employees, (ii) is not liable for any arrears of wages, bonuses, commissions (other than routine payments to be made in the normal course of business and consistent with past practice), fees, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security, other payroll Taxes or other benefits or obligations for Company Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no Actions pending or, to the knowledge of the Company, threatened or reasonably anticipated against the Company with respect to any Company Employee or Company Employee Plan before any court, arbitrator, or government agency including the Equal Employment Opportunity Commission, Department of Labor, or their state counterparts. There are no pending or to the knowledge of the Company, threatened claims or actions against Company, or any Company trustee under any worker’s compensation policy or long term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Entity with respect to employment practices. The services provided by each of the Company’s Employees are terminable at the will of the Company.

(j) Labor Matters. The Company is not a party to any collective bargaining agreements, union contract or other agreements with any union, works council, employee representative or other labor organization or group of employees with respect to Company Employees, and, to the Company’s knowledge there are no labor unions, works councils, employee representatives or other organizations representing, purporting to represent or attempting to represent, any employee, or group of employees, of the Company. The Company has not experienced any strikes, labor disputes, concerted refusal to work overtime, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company and to the Company’s knowledge such conduct is not being threatened. The Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act or similar Legal Requirement. The Company has no knowledge of any activities or proceedings of any labor union, works council, employee representative or other labor organization or group of employees to organize any current Company Employees. There are no Actions, labor disputes or grievances pending or to the Company’s knowledge threatened regarding any labor matters involving any Company Employee, including charges of unfair labor practices under any applicable Legal Requirement or otherwise.

(k) WARN Act. Since the Lookback Date, the Company has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Administration and Retraining Notification Act (“WARN”) or similar state or local Legal Requirement, issued any notification of a plant closing or mass layoff required by WARN or similar state or local Legal Requirement, or incurred any liability or obligation under WARN or any similar state or local Legal Requirement that remains unsatisfied.

(l) Company Employees. Section 2.17(l) of the Disclosure Schedule contains a list of Company Employees as of the Agreement Date who are employed or engaged by the Company and shows with respect to each such Person (i) the Person’s name, position held, work location, base salary, including each Person’s designation as either exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act and applicable state and local wage Legal Requirements, (ii) the date of hire, (iii) vacation eligibility for the current calendar year, and (iv) leave status (including type of leave, expected return date for non-disability related leaves and expiration dates for disability leaves). To the knowledge of the Company, no Person listed on Section 2.17(l) of the Disclosure Schedule has indicated in writing to the Company, that he/she is, or will be prior to the Closing, terminating his or her employment for any reason.

(m) Immigration Law Compliance. The Company has made available to Purchaser the U.S. Citizenship and Immigration Services Form I-9 (Employment Eligibility Verification) and all other records, documents, or other papers that are required to be retained with Form I-9 by the Company, including E-Verify reports, that it has in its records for each employee of the Company located in the United States.

(n) Complaint Investigations. The Company has reasonably investigated all sexual harassment, or other harassment, discrimination or retaliation allegations against officers, directors, partners or employees of the Company that have been reported to any member of the Company which any member of the Company is otherwise aware. With respect to each such allegation with potential merit, the Company has taken prompt corrective action reasonably calculated to prevent further improper action. The Company does not reasonably expect any material liability with respect to any such allegations and is not aware of any allegations relating to the Company’s officers, directors, or employees, that, if known to the public, would bring the Company into material disrepute.

(o) Company Contractors. Section 2.17(o) of the Disclosure Schedule contains a list of (i) all current independent contractors, Persons that have a consulting or advisory relationship with the Company, and Persons engaged by the Company through a third party agency with a Contract value greater than ten thousand dollars ($10,000) within a calendar year and (ii) the location at which such independent contractors, consultants, advisors and Persons have been or are providing services; (iii) the rate of all regular, bonus or any other compensation payable to such independent contractors, consultants, advisors, and Persons; and (iv) the start and termination date of any agreement binding any Person that has a consulting or advisory relationship with the Company. Except as set forth in such written agreements or otherwise set forth on Section 2.17(o) of the Disclosure Schedule, all such independent contractors, consultants and advisors to the Company can be terminated immediately and without notice or liability on the part of the Company.

2.18 Environmental and Safety Legal Requirements. The Company is and has been in compliance with all Environmental Laws. The Company has obtained and holds all Permits required under Environmental Laws and there is no action pending or threatened that seeks the revocation, cancellation, suspension, non-renewal or modification of any such Permit. The consummation of the transactions contemplated by this Agreement will not require a material change in the terms or conditions of any Permits under any Environmental Law and such can be transferred or assigned pursuant to this Agreement without a material change in the terms or conditions of such Permits. The Company has not received any notice, citation, demand, letter, request for information, or claim from any Person claiming or asserting any violation of or liability under Environmental Laws or demanding payment, contribution, indemnification, remedial action, removal action, financial assurance or any other action or inaction with respect to any actual or alleged environmental damage, condition or event or injury to persons, property or natural resources. The Company has not received any written notice that any real property previously or now owned, operated or leased by the Company is listed or is proposed for listing on the National Priorities List pursuant to CERCLA, the Comprehensive Environmental Response, Compensation and Liability Information System List (“CERCLIS”), any registry of contaminated land sites or on any similar state or foreign list of sites requiring investigation or cleanup, and to the knowledge of the Company, no Encumbrances has been filed against either the personal or real property of the Company under any Environmental Law regulation promulgated thereunder or order issued with respect thereto. There has been no release of or exposure to use, generation, manufacture, sale, handling, treatment, recycling, storage, transportation, disposal of, arrangement for the disposal of, or placement of, or exposure of any Person to, a Hazardous Material that would result in liability for the Company pursuant to any Environmental Laws. The Company has made available to Purchaser true and correct copies of all reports, investigations, inspections, of environmental site assessments, environmental or health and safety compliance audits, environmental or health and safety investigations or remedial activity, and other similar documents containing material relating to Environmental Laws or Hazardous Materials with respect to the Company or real property previously or now owned, operated or leased by the Company.

2.19 Top Customers and Suppliers.

(a) The Company does not have and has never had any customers.

(b) Section 2.19(b) of the Disclosure Schedule contains a list of the top five (5) currently active suppliers and vendors of the Company by dollar volume of sales and purchases, respectively, for the calendar year ending December 31, 2025 (each such supplier, a “Top Supplier”). The Company has not received written notice that any Top Supplier intends to cancel, or otherwise materially and adversely modify its relationship with the Company (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise.

2.20 Interested Party Transactions. Except as set forth on Section 2.20 of the Disclosure Schedules, no officer, director, or Key Employee or, to the knowledge of the Company, Equityholder (nor any Affiliate or immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest) (each, an “Interested Party”) has, directly or indirectly, (a) any interest in any Person that licensed or licenses from or to, purchased or purchases from, sold or sells or furnished or furnishes to the Company any Intellectual Property or goods or services or (b) any interest in, or is a party to, any Contract to which the Company is a party; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 2.20.

2.21 Bank Accounts; Powers of Attorney. Section 2.21 of the Disclosure Schedule sets forth a list showing: (a) all banks in which the Company maintains a bank account or safe deposit box, together with, as to each such bank account, the account number, the names of all signatories thereof and, with respect to each such safe deposit box, the number thereof and the names of all Persons having access thereto; and (b) the names of all Persons holding powers of attorney from the Company.

2.22 Complete Copies of Materials. The Company has made available true and complete copies of each document (or summaries of the same) that has been requested by Purchaser or its counsel, including any contracts, agreements and documents listed on the Disclosure Schedule.

2.23 No Other Representations. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE II, THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY OR THE BUSINESS OR ANY OF ITS ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED, AND IF MADE, SUCH OTHER REPRESENTATIONS OR WARRANTIES MAY NOT BE RELIED UPON BY PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES.

Article III

Representations and Warranties of Purchaser and Merger Sub

Except (a) as disclosed in Purchaser SEC Reports prior to the date of this Agreement (but excluding any disclosures under the heading “Risk Factors” and any disclosure of risks included in any “forward looking statements” disclaimers or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) as expressly set forth herein or in the Disclosure Schedule delivered by Purchaser and Merger Sub to the Company on the date of this Agreement, Purchaser and Merger Sub hereby represent and warrant to Company as follows:

3.1 Organization and Standing. Each of Purchaser and Merger Sub is a corporation duly organized, validly existing and in good standing under the Legal Requirements of its state of incorporation. Each of Purchaser and Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted.

3.2 Authority and Enforceability. Each of Purchaser and Merger Sub has all requisite corporate power and authority to enter into this Agreement and all other agreements to be entered into by Purchaser and Merger Sub in connection with this Agreement and the Merger (“Purchaser Related Agreements”) and to consummate the Merger and the other transactions contemplated hereby and thereby. The entry into and the execution and delivery by each of Purchaser and Merger Sub of this Agreement and any Purchaser Related Agreements to which it is a party and the consummation of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate and other action on the part of each of Purchaser and Merger Sub, and no further action is required on the part of Purchaser or Merger Sub to authorize the Agreement and any Purchaser Related Agreements to which it is a party and the transactions contemplated hereby and thereby. This Agreement and any Purchaser Related Agreements have been or will be duly executed and delivered by Purchaser and Merger Sub, as applicable, and shall constitute the valid and binding obligations of Purchaser and Merger Sub, as applicable, enforceable in accordance with their terms, subject to (a) applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and (b) Legal Requirements governing specific performance, injunctive relief and other equitable remedies.

3.3 Governmental Approvals and Consents. No Governmental Approval is required, other than required filings under the HSR Act, by or with respect to Purchaser or Merger Sub in connection with the execution and delivery of this Agreement and any Purchaser Related Agreements or the consummation of the Merger and the other transactions contemplated hereby and thereby, except for such consents, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws.

3.4 No Conflicts. The execution and delivery by Purchaser of this Agreement and the Purchaser Related Agreements to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Purchaser Related Agreements to which it is a party, does not and will not Conflict with any Legal Requirement applicable to Purchaser or any of its properties or assets (whether tangible or intangible).

3.5 Valid Issuance. Assuming the accuracy of the Accredited Investor Questionnaires, the shares of Purchaser Capital Stock to be issued to Equityholders in the Merger pursuant to the terms hereof, when issued as provided in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will be free of Encumbrances and restrictions on transfer other than Encumbrances and restrictions on transfer under this Agreement, under applicable state and federal securities Legal Requirements, and any Encumbrances or restrictions imposed as a result of the nature or identity of the applicable Equityholder, and as otherwise set forth on Section 3.5 of the Disclosure Schedule.

3.6 Operations of Merger Sub. Merger Sub is wholly-owned directly by Purchaser, was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

3.7 Consideration Shares. Purchaser has no plan or intention to reacquire any Consideration Shares.

Article IV

Conduct Prior To The Effective Time

4.1 Affirmative Conduct of Company Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time, except to the extent that Purchaser shall otherwise consent or request in writing, the Company shall conduct the business of the Company in the ordinary course of business consistent with past practice, all with the goal of preserving the goodwill and ongoing business of the Company through the Effective Time.

4.2 Restrictions on Conduct of Company Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly set forth in Section 4.2 of the Disclosure Schedule, the Company shall not, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) cause or permit any modifications, amendments or changes to the Company Charter Documents;

(b) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of its Equity Interests;

(c) issue, grant, deliver, sell or purchase any Company Capital Stock or equity-based awards (whether payable in cash, stock or otherwise) or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities;

(d) amend, waive or otherwise modify any SAFE;

(e) form a subsidiary or acquire an interest in any corporation, association, joint venture, partnership or other business entity or division thereof;

(f) make any capital expenditure exceeding $15,000 in the aggregate;

(g) other than in the ordinary course of business consistent with past practice, (i) dispose of any assets (whether tangible or intangible) of the Company or (ii) acquire any assets of any business enterprise or division thereof;

(h) abandon, cancel or commit any action or omission regarding the relinquishment or right to a patent, patent application, or other intellectual property right;

(i) incur any Indebtedness (or change any of the terms associated with the Assumed Indebtedness, including increasing the amount of principal or interest owed thereunder), issue or sell any debt securities, create an Encumbrance over any asset of the Company;

(j) fail to make any required payments with respect to the underlying documentation reflecting the Assumed Indebtedness;

(k) commence any Action or settle any Action or threat of any Action by or against the Company;

(l) adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by GAAP;

(m) make, revoke or amend any Tax election, change any annual accounting period, adopt or change any method of accounting or reverse of any accruals (except as required by a change in Legal Requirements or GAAP), file any amended Tax Returns, sign or enter into any closing agreement or settlement agreement with respect to any, or compromise any, claim or assessment of Tax liability, surrender any right to claim a refund, offset or other reduction in liability, consent to any extension or waiver of the limitations period applicable to any claim or assessment, in each case, with respect to Taxes, or act or omit to act where such action or omission to act could reasonably be expected to have the effect of increasing any present or future Tax liability or decreasing any present or future Tax benefit for the Company or Purchaser or its Affiliates;

(n) (i) adopt, amend or terminate, or start a termination process of, any Company Employee Plan, (ii) adopt, amend or terminate, or start a termination process of, any Company Employee Agreement, including any indemnification agreement, (iii) enter into or amend any Company Employee Agreement or (iv) otherwise hire any Person as a Company Employee;

(o) increase or make any other change that would result in increased cost to the Company to the salary, wage rate, employment status, title or other compensation (including equity based compensation) payable or to become payable by the Company to any current Company Employee;

(p) cancel, amend (other than in connection with the addition of customers and suppliers to such insurance policies from time to time in the ordinary course of business consistent with past practices) or fail to renew (on substantially similar terms) any insurance policy of the Company;

(q) (i) terminate, amend, waive, or modify in any material manner relative to such Contract or the Company’s business or operations, or violate, the terms of Contract material to the business of the Company, or (ii) enter into any Contract which would be material to the Company; or

(r) take, commit, authorize, propose, or agree or otherwise to take, any of the actions described in clauses (a) through (q) of this Section 4.2.

Article V

Additional Agreements

5.1 280G Matters.

(a) If the consummation of the Merger could, in the Company’s reasonable good faith judgment, reasonably be expected to constitute a “change in ownership or control” (within the meaning of Treas. Reg. Section 1.280G-1, Q/A-2(b)) of the Company and any “disqualified individual” (within the meaning of Section 280G(c) of the Code) with respect to the Company has the right to receive or retain any payments or benefits that could constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code), then the Company will (a) solicit and use commercially reasonable efforts to obtain from each such individual a waiver of such individual’s rights to receive or retain some or all of such payments and benefits (the “Waived Payments”) so that any remaining payments and benefits will not be “parachute payments,” and (b) with respect to each individual who agrees to such waiver, submit to a vote of holders of the equity interests of the Company entitled to vote on such matters, in the manner required under Section 280G(b)(5) of the Code and the regulations thereunder, the right of any such individual to receive or retain the Waived Payments. No later than three calendar days prior to soliciting such waivers and approval, Company will provide drafts of such waivers and disclosure and approval materials to Purchaser and its counsel for its reasonable review and comment, which comments will be considered in good faith by Company. To the extent applicable, prior to the Closing Date, Company will deliver to Purchaser evidence that a vote of holders of the equity interests of the Company was solicited in accordance with the provisions of Section 280G(b)(5) of the Code and the regulations thereunder and that either (i) the requisite number of votes of holders of the equity interests of the Company was obtained with respect to the Waived Payments or (ii) such requisite number of votes was not obtained and, as a result, no Waived Payments will be retained, made, or provided.

(b) The Company Board shall not alter, modify, change or revoke its unanimous approval of this Agreement, the Merger and the transactions contemplated hereby.

5.2 Issuance of Purchaser Capital Stock. The shares of Purchaser Capital Stock issuable in exchange for the Company Securities pursuant to this Agreement are intended to be issued pursuant to one or more exemptions from registration under Regulation D of the Securities Act and exemptions from qualification under applicable state securities laws. The Company and, following Closing, the Stockholder Representative shall assist Purchaser as may be necessary to comply with the securities and blue sky laws relating to the transactions contemplated by this Agreement. The Company shall use its commercially reasonable efforts to obtain from each Equityholder an Accredited Investor Questionnaire after the Agreement Date but prior to the Effective Time. The Company shall promptly deliver to Purchaser a copy of each executed Accredited Investor Questionnaire upon receipt thereof from any Equityholder pursuant to such solicitation.

5.3 Access to Information. To the fullest extent permitted by applicable Legal Requirements, the Company shall afford Purchaser and its Representatives reasonable access, upon reasonable notice, during the period from the Agreement Date to the Effective Time to (a) all of the properties, Books and Records, and Contracts of the Company during normal business hours for the purpose of conducting an investigation of the financial condition, status, business, properties and assets of the Company, (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable Legal Requirement) of the Company as Purchaser may reasonably request, and (c) all current Company Employees as identified by Purchaser. The Company shall make available to Purchaser and its Representatives copies of internal financial statements and other records (including Tax Returns and supporting documentation) promptly upon request; provided, however, that no information discovered through the access afforded by this Section 5.3 shall (i) limit or otherwise affect any remedies available to the party receiving such access or information, (ii) constitute an acknowledgment or admission of a breach of this Agreement or (iii) be deemed to amend, modify or supplement any representation, warranty, covenant, condition, or other agreement set forth herein, the Disclosure Schedule or otherwise prevent or cure any misrepresentations, breach of representation, warranty, covenant, or other agreement.

5.4 Expenses. Except as otherwise expressly provided in this Agreement or any Related Agreement, subject to the terms of Section 7.2, all fees and expenses (including the fees and expenses of financial advisors, accountants and legal counsel) incurred in connection with this Agreement and the Related Agreements and the Transactions shall be paid by the Purchaser; provided that any fees and expenses incurred by the Company and the Sellers shall be reasonable and customary for a transaction similar to the nature of the Merger and shall be disclosed in reasonable detail to Purchaser prior to Closing.

5.5 Further Actions.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements to consummate and make effective the Merger, including, without limitation, using its commercially reasonable efforts to obtain all permits, consents, approvals, authorizations, qualifications and Orders of Governmental Entities as are necessary for the consummation of the Merger (including required filings under the HSR Act) and to use commercially reasonable efforts to take such other actions to cause all of the conditions of the other party or parties hereto to consummate the Merger set forth in Article VI to be satisfied promptly.

(b) The Company and Purchaser shall, and shall cause each of their respective Subsidiaries to, promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity that may be reasonably required to consummate the Merger and other Transactions as promptly as possible after the execution of this Agreement. Each of the Company and Purchaser shall use its commercially reasonable efforts to obtain all such authorizations, approvals and consents. To the extent permitted by applicable Legal Requirements, each of the Company and Purchaser shall promptly inform the other of any material communication between the Company or Purchaser and any Governmental Entity regarding the Merger and the other Transactions. If the Company or Purchaser shall receive any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the Merger or any other transaction contemplated by this Agreement, then the Company or Purchaser (as applicable) shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request, after consultation with the other (to the extent permitted by applicable Legal Requirements).

(c) Notwithstanding anything to the contrary contained in this Agreement, except with the written consent of Purchaser, the Company shall not take any action to, or cause any Person to, and none of Purchaser or its Subsidiaries or Affiliates shall be required to, consent or proffer to divest, hold separate, or enter into any license or other Contract with respect to, agree to restrict the ownership or operation of, or otherwise change or modify any business or asset of Purchaser or the Company in order to resolve any objections of the Federal Trade Commission, the Antitrust Division of the Department of Justice, any state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction asserted under relevant Competition Laws with respect to the Merger or any of the other Transactions (collectively, any “Anti-Trust Objections”). Notwithstanding anything to the contrary herein, in no event shall the Company or Purchaser be obligated to commence, defend, litigate, appeal, or participate in the commencement, defense, litigation or appeal of any Action, whether judicial or administrative in connection with any Anti-Trust Objection.

(d) Each party hereto, at the request of another party hereto, shall execute and deliver such other certificates, instruments, agreements and other documents, and do and perform such other acts and things, as may be reasonably necessary for purposes of effecting completely the consummation of the Merger and the other Transactions.

(e) As promptly as practicable after the date of this Agreement but in no event later than ten (10) days after the date of this Agreement (the “Audit Delivery Date”), the Company shall deliver to Purchaser, the audited and/or reviewed financial statements of the Company (including, in each case, any related notes thereto), that are required for the initial filing of the proxy statement pursuant to the Securities Act and the rules and regulations promulgated thereunder (the “Required Financial Statements”); provided, however, that the Audit Delivery Date shall be automatically extended for a period of fifteen (15) days (or such longer period as the Company and Purchaser may mutually agree in writing) if the Company is cooperating in good faith with its auditors to deliver the Required Financial Statements. Such financial statements shall fairly present the financial position and results of operations of the Company, as applicable, as of the dates or for the periods indicated, in accordance with GAAP. The required audited financial statements shall each be audited in accordance with Public Company Accounting Oversight Board (“PCAOB”) auditing standards by a PCAOB qualified auditor.

(f) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), as soon as reasonably practicable following the end of each three-month quarterly period of each fiscal year (other than the last three-month period), and in any event no later than forty-five (45) days thereafter, and to the extent required for the proxy statement, the Company shall deliver to Purchaser, the unaudited consolidated financial statements of the Company and Purchaser, as applicable, consisting of the consolidated balance sheet of the Company, as applicable, as of the end of such three-month period, and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the three month quarterly period then ended.

(g) During the Interim Period, as soon as reasonably practicable following the end of each fiscal year, and in any event no later than sixty (60) days thereafter, and to the extent required for the proxy statement, the Company shall deliver to Purchaser, the audited consolidated financial statements of the Company, consisting of the balance sheet of the Company, as applicable, as of the end of such fiscal year, and the related audited consolidated income statement, changes in shareholder equity and statement of cash flows for the fiscal year then ended. Such audited financial statements shall be audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor and shall fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with GAAP.

(h) As soon as reasonably practicable, Purchaser will prepare and mail proxy materials, call a meeting of the Purchaser’s stockholders or otherwise solicit written consents in order to obtain the Purchaser Stockholder Approval (the “Purchaser Meeting”), and Purchaser shall use its reasonable best efforts to solicit from Purchaser’s stockholders proxies in favor of the Purchaser Stockholder Approval prior to such Purchaser Meeting, and to take all other actions necessary or advisable to secure the Purchaser Stockholder Approval, including approving the Merger. In connection with preparing the proxy materials, Purchaser will file with the SEC a proxy statement in definitive form on Schedule 14A under the Exchange Act related to the Purchaser Meeting including all financial and other information about the Merger and the transactions contemplated hereby in accordance with applicable law and applicable proxy solicitation rules set forth in the bylaws of Purchaser, the Delaware General Corporation Law and the rules and regulations of the SEC and the Nasdaq Stock Market LLC (“Nasdaq”). Purchaser will use reasonable best efforts to ensure such proxy statement will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the proxy statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Purchaser with such information concerning the Company and its respective equityholders, officers, directors, members, managers, employees, assets, liabilities, condition (financial or otherwise), business and operations that may be reasonably required or appropriate for inclusion in the proxy statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

5.6 Tax Matters.

(a) Conduct of Business with respect to Taxes. During the period from the date hereof to the Closing Date, the Company shall: (i) timely file all Tax Returns required to be filed by it and all such Tax Returns shall be prepared in a manner consistent with past practice, (ii) timely pay all Taxes due and payable, and (iii) promptly notify Purchaser of any income, franchise or similar (or other material) Tax claim, investigation or audit pending against or with respect to the Company in respect of any Tax matters (or any significant developments with respect to ongoing Tax matters), including material Tax liabilities and material Tax refund claims.

(b) Preparation and Filing of Tax Returns. Purchaser shall prepare and file (or cause to be prepared and filed) all Tax Returns for the Company relating to Pre-Closing Tax Periods and Straddle Periods that are filed after the Closing Date. All such Tax Returns shall be prepared in accordance with applicable Legal Requirements and in a manner consistent with the prior practice of the Company, unless otherwise required by applicable Legal Requirements. To the extent the Sellers are responsible for any Pre-Closing Taxes reflected on any such Tax Return, Purchaser shall permit the Stockholder Representative to review such Tax Return and Purchaser shall consult with the Stockholder Representative in good faith with respect to all reasonable comments the Stockholder Representative may have relating to such Tax Return.

(c) Tax Contests. Purchaser shall deliver a written notice to the Stockholder Representative in writing promptly following any demand, claim, or notice of commencement of a claim, proposed adjustment, assessment, audit, examination or other administrative or court proceeding with respect to Taxes of the Company for which the Sellers may reasonably be expected to be liable or with respect to the Intended Tax Treatment (“Tax Contest”) and shall describe in reasonable detail (to the extent known by Purchaser) the facts constituting the basis for such Tax Contest, the nature of the relief sought, and the amount of the claimed Purchaser Losses (including Taxes), if any; provided, however, that the failure or delay to so notify the Stockholder Representative shall not relieve the Sellers of any obligation or liability that the Sellers may have to Purchaser. Each Tax Contest shall be controlled by Purchaser; provided, however, that Purchaser shall (i) keep the Stockholder Representative informed of all material developments and events relating to such Tax Contest (including promptly forwarding copies to the Stockholder Representative of any related correspondence and shall provide the Stockholder Representative with an opportunity to review and comment on any material correspondence before Purchaser sends such correspondence to any Governmental Entity), and (ii) consult with the Stockholder Representative in connection with the defense or prosecution of any such Tax Contest. Purchaser shall not settle any such Tax Contest without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary contained in this Agreement, the procedures for all Tax Contests shall be governed exclusively by this Section 5.6(c) (and not Section 8.4).

(d) Transfer Taxes. Purchaser shall pay fifty percent (50%) of and the Sellers shall pay fifty percent (50%) of all transfer, real property transfer, documentary, sales, use, stamp, duty, recording and similar Taxes (including any penalties, interest and additions to Tax) incurred in connection with this Agreement and the transactions contemplated hereby (together, “Transfer Taxes”). Purchaser shall be responsible for preparing and filing all Tax Returns or other applicable documents in connection with all Transfer Taxes, to the extent permitted by applicable Legal Requirements; provided, however, that the Sellers shall cooperate with Purchaser in the preparation and filing of all Tax Returns or other applicable documents for or with respect to Transfer Taxes, including timely signing and delivering such Tax Returns, documents, and certificates as may be necessary or appropriate to file such Tax Returns or establish an exemption from (or otherwise reduce) Transfer Taxes.

(e) Cooperation. The Sellers and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns of the Company relating to any Pre-Closing Tax Period or Straddle Period, including maintaining and making available to each other all records necessary in connection with Taxes of the Company relating to any Pre-Closing Tax Period or Straddle Period, and in resolving all disputes and audits with respect to all such Pre-Closing Tax Periods and Straddle Periods.

(f) Computation of Liabilities. Whenever it is necessary to determine the liability for Taxes for a Straddle Period relating to:

(i) Taxes of the Company that are imposed on a periodic basis (such as real property Taxes or other ad valorem Taxes), the determination of the Taxes of the Company for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning and ending after, the Closing Date shall be calculated by allocating to the periods before and after the Closing Date pro rata, based on the number of days of the Straddle Period in the period before and ending on the Closing Date, on the one hand, and the number of days in the Straddle Period in the period after the Closing Date, on the other hand; and

(ii) Taxes of the Company not described in Section 5.6(f)(i) (such as (i) Taxes based on the income or receipts of the Company for a Straddle Period, (ii) Taxes imposed in connection with any sale or other transfer or assignment of property (including all sales and use Taxes) for a Straddle Period, other than Transfer Taxes described in Section 5.6(d), and (iii) withholding and employment Taxes relating to a Straddle Period), the determination of the Taxes of the Company for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning and ending after, the Closing Date shall be calculated by assuming that the Straddle Period consisted of two taxable periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit of the Company for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company were closed at the close of the Closing Date.

(g) Intended Tax Treatment. The parties hereto shall (and shall cause its Affiliates to), unless otherwise required by a final “determination” (within the meaning of Section 1313(a) of the Code), prepare and file all Tax Returns in a manner consistent with the Intended Tax Treatment and take no position in any Tax Return, audit, proceeding, or otherwise relating to Taxes that is inconsistent with the Intended Tax Treatment. If any Governmental Entity disputes the Intended Tax Treatment, the party receiving notice of such dispute shall promptly notify and consult with the other parties hereto concerning the resolution of such dispute.

(h) Amended Tax Returns, Etc. Without the prior written consent of the Stockholder Representative (which consent will not be unreasonably withheld, conditioned or delayed), Purchaser will not cause or permit the Company to (i) file or amend or otherwise modify any Tax Return that relates in whole or in part to any Pre-Closing Tax Period, (ii) make or change any election for, or that has retroactive effect to, any Pre-Closing Tax Period, (iii) settle, voluntarily approach, enter into voluntary disclosure agreement with, or file any ruling request with any Governmental Entity with respect to any Pre-Closing Tax Period or Taxes attributable to a Pre-Closing Tax Period, or (iv) extend or waive the statute of limitations with respect to any Pre-Closing Tax Period.

5.7 Employee Matters. No provision of this Agreement is intended, or shall be interpreted, to provide nor create any third party beneficiary rights or any other rights of any kind or nature whatsoever in any Equityholder, Company Employee, or any other Person, including any rights of employment for any specified period and/or any employee benefits, in favor of any Person, union, association, continuing employee, Company Employee, consultant or contractor or any other Person, other than the parties hereto and their respective successors and permitted assigns, and all provisions hereof will be personal solely among the parties to this Agreement.

5.8 Contract Notices, Consents. The Company shall provide obtain all consents and deliver all notices required under any Contract listed on Schedule 5.8 in connection with the Transaction, in each case in a form reasonably acceptable to Purchaser.

5.9 Company Closing Statement; Spreadsheet.

(a) The Company shall deliver to Purchaser at least five (5) Business Days (or such shorter time prior to the anticipated Closing Date as Purchaser may agree) prior to the anticipated Closing Date a good-faith draft of (i) the Company Closing Statement setting forth the Company’s good faith estimate of the components thereof, and (ii) pay-off letters or other evidence of payment in form and substance reasonably satisfactory to Purchaser in respect of each Transaction Expense listed on Company Closing Statement that has been paid immediately prior to the Closing (the “Closing Expense Pay-off Letters”). The Company shall cooperate with Purchaser in supplying any information Purchaser may reasonably request in order to verify the information and amounts reflected on the draft Company Closing Statement and draft Closing Expense Pay-off Letters, and shall update the draft Company Closing Statement and draft Closing Expense Pay-Off Letters prior to the Closing to reflect any of Purchaser’s reasonable good faith comments concerning the information and amounts set forth therein or any changes to the information or amounts set forth therein occurring between the time of delivery of such draft and the Closing. Prior to the Closing, the Company shall deliver the updated Company Closing Statement and Closing Expense Pay-off Letters to Purchaser. Nothing in this Section 5.9(a) shall in any way limit the right of any Person under this Section 5.9.

(b) The Company shall deliver a good-faith draft of the Spreadsheet to Purchaser at least five (5) Business Days (or such shorter time prior to the anticipated Closing Date as Purchaser may agree) prior to the anticipated Closing Date. The Company shall cooperate with Purchaser in supplying any information Purchaser may reasonably request in order to verify the information and amounts reflected on the draft Spreadsheet, and shall update the draft Spreadsheet prior to the Closing to reflect any of Purchaser’s reasonable good faith comments concerning the information and amounts set forth therein or any changes to the information or amounts set forth therein occurring between the time of delivery of such draft and the Closing. Prior to the Closing, the Company shall deliver to Purchaser the Spreadsheet, which shall be certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date. Nothing in this Section 5.9(b), including the fact that Purchaser may provide comments or request changes to the draft Spreadsheet or that Purchaser and the Company may agree to changes to the information or amounts on the Spreadsheet, shall in any way limit the right of any Person under this Section 5.9.

(c) Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Purchaser or any of its Affiliates or its or their Representatives, or any disclosure made by or on behalf of the Company, (i) it is expressly acknowledged and agreed that Purchaser and its Affiliates shall be entitled to rely on the Company Closing Statement and the Spreadsheet, without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith, and (ii) in no event shall Purchaser or its Affiliates have any liability to any Person (including the Stockholder Representative and Equityholders) for any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Company Closing Statement or the Spreadsheet and the allocation set forth therein, or payments made by any Person (including Purchaser, the Company and their respective Affiliates) in accordance with the Company Closing Statement and the Spreadsheet.

5.10 Assumption and Payment of Debt; Release of Encumbrances. Subject to Section 5.19, no later than three (3) Business Days prior to the Closing Date, the Company shall obtain (x) from each holder of Company Indebtedness listed on Schedule 5.10, a consent, in form and substance reasonably satisfactory to the Purchaser, of such holder to the transactions contemplated by this Agreement, including, but not limited to, the New Promissory Note (the “Assumed Indebtedness”), and (y) from each holder of Company Indebtedness not listed on Schedule 5.10, and deliver to Purchaser, an executed pay-off letter in form and substance reasonably acceptable to Purchaser, setting forth: (i) the amounts required to pay off in full and fully discharge on the Closing Date, the Indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment; (ii) an acknowledgement that, upon payment of such amounts, all obligations of the Company relating to such Indebtedness will be terminated; (iii) the commitment of the creditor to release all Encumbrances, if any, that the creditor may hold on any of the assets of the Company upon payment of such amount (each, a “Closing Indebtedness Pay-off Letter”).

5.11 Confidentiality. The Company, the Stockholder Representative, and the Equityholders acknowledge that the Purchaser Capital Stock may be publicly traded and that any information obtained during the course of its due diligence could be considered to be material non-public information within the meaning of federal and state securities laws.

5.12 Public Announcements.

(a) Prior to the Closing and except as set forth in Section 5.12(b), each of the parties hereto agrees not to issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby; provided, however, that nothing herein shall prohibit any party hereto from issuing or causing publication of any press release or public announcement to the extent that such party reasonably determines such action to be required by applicable Legal Requirement, in which case the party hereto making such determination will, if practicable in the circumstances, use commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such release or public announcement in advance of its issuance; provided, further, however, that if Purchaser determines that it is required by applicable Legal Requirement to make any such press release or public announcement, the contents thereof shall be determined by Purchaser in its sole discretion (even if comments thereto are provided by the Company). None of the Company, the Stockholder Representative, the Equityholders, nor any of their respective Representatives shall issue any statement or communication to any third party (other than its Representatives that are bound by confidentiality restrictions) regarding the subject matter of this Agreement, any Company Related Agreement, or any other Contract to which they are party in connection with the Merger, or the Merger or the other transactions contemplated hereby and thereby, without the prior written consent of Purchaser; provided, that after Closing the Stockholder Representative shall be permitted to communicate with the Equityholders in accordance with the terms of this Agreement and as required pursuant to Delaware Law.

(b) The parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), Purchaser shall file a Current Report on Form 8-K (the “8-K”) and a description of this Agreement as required by federal securities laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the 8-K, or any other report, statement, filing notice or application made by or on behalf of a party to any Governmental Entity or other third party in connection with the Merger or other transactions contemplated hereby, each party shall, upon request by any other party, furnish the parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the Merger and other transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a party to any third party and/ or any Governmental Entity in connection with the Merger and other transactions contemplated hereby. Furthermore, nothing contained in this Section 5.12 shall prevent the parties from furnishing customary or other reasonable information concerning the Merger and other transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other parties in accordance with this Section 5.12.

5.13 No Participation in Buyback.

(a) Subject to applicable securities Legal Requirements, notwithstanding anything to the contrary contained in this Agreement or any Related Agreement, from and after the Closing until the date that is two (2) years following the Closing Date, in the event Purchaser or any of its Affiliates conducts or otherwise effects any issuer tender offer, share or stock repurchase, redemption, exchange offer, accelerated share repurchase, or other program, plan or transaction, whether open-market or privately negotiated, for the purchase, redemption or other acquisition of outstanding shares of Purchaser Capital Stock at the election of such shareholder (each, a “Purchaser Buyback”), each Equityholder hereby waives its right to, and shall not, directly or indirectly, participate in or otherwise dispose of any Consideration Shares in such Purchaser Buyback.

(b) Purchaser shall be entitled, and the Equityholders hereby authorize Purchaser, to implement customary stop-transfer instructions with its transfer agent and to cause appropriate legends and notations to be placed on the Consideration Shares to reflect the restrictions set forth in this Section 5.13, which legends may be in addition to the legends required herein and applicable securities Legal Requirements. Any attempted transfer, tender or other disposition of Consideration Shares in violation of this Section 5.13 shall be null and void ab initio and of no effect, and Purchaser shall have no obligation to accept or pay for any such Consideration Shares in any Purchaser Buyback.

(c) For the avoidance of doubt, nothing in this Section 5.13 restricts any Equityholder’s ability to sell Consideration Shares in an open-market transaction, subject to and in compliance with applicable securities Legal Requirements, the legends and transfer restrictions set forth herein, and any applicable Related Agreements.

5.14 Closing Certificates. At or prior to Closing, the Company shall deliver or cause to be delivered to Purchaser the certificates, notices, letters and other instruments and documentation to be delivered by the Company under Section 6.2, including those referenced in Sections 6.2(j), Section 6.2(k), Section 6.2(m), Section 6.2(n), and Section 6.2(o).

5.15 Noor Employment Agreement. At or prior to Closing, the Company shall deliver or cause to be delivered to Purchaser, an employment agreement with Noor in a form mutually satisfactory to Purchaser and Noor (the “Noor Employment Agreement”), duly executed by Noor.

5.16 Non-Competition Agreements. At or prior to Closing, the Company shall deliver or cause to be delivered to Purchaser, a Non-Competition Agreement with Noor in a form mutually satisfactory to the parties thereto, duly executed by Noor.

5.17 Lock-Up Agreements. At or prior to Closing, the Company shall deliver or cause to be delivered to Purchaser a Lock-Up Agreement with each of Anthony Pompliano, the Sellers, and the SAFE Holders, in a form mutually satisfactory to the parties thereto, duly executed by each of Anthony Pompliano, the Sellers, and the SAFE Holders.

5.18 Joinders. At or prior to Closing, the Company shall deliver or cause to be delivered to Purchaser joinders to this Agreement with each of the SAFE Holders (the “Joinders”), in a form mutually satisfactory to the parties thereto, duly executed by each of the SAFE Holders.

5.19 SAFE Termination Agreements. At or prior to Closing, the Company shall deliver or cause to be delivered to Purchaser a SAFE cancellation acknowledgement, in a form reasonably satisfactory to Purchaser (the “SAFE Termination Agreement”), duly executed by each SAFE Holder.

5.20 Registration Rights Agreement. At or prior to Closing, the Company shall deliver or cause to be delivered to Purchaser a registration rights agreement to register the shares of Purchaser Capital Stock issued pursuant to this Agreement (the “Registration Rights Agreement”) with the Equityholders, in a form mutually satisfactory to the parties thereto, duly executed by each of the Equityholders.

5.21 Director and Officer Insurance. Prior to the Closing, the Company shall obtain at its expense a fully prepaid “tail” directors’ and officers’ liability insurance policy, which (i) has an effective term of six (6) years from the Effective Time, (ii) covers only those persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance policy in effect as of the Agreement Date and only for matters occurring at or prior to the Effective Time, and (iii) contains coverage terms comparable to those applicable to the current directors and officers of the Company (the “Company D&O Tail Policy”). The Surviving Corporation (following the Effective Time) and Purchaser shall not cancel (or permit to be cancelled) the Company D&O Tail Policy during its term. The cost of any Company D&O Tail Policy shall be considered a Transaction Expense for purposes hereof.

Article VI

Conditions to the Merger

6.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of the Company, Purchaser and Merger Sub to commence with the Closing and effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a) Regulatory Approvals. All filings with and other consents or approvals of any Governmental Entity required to be made or obtained in connection with the Merger and the other Transactions, including required filings under the HSR Act (if applicable), shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or Competition Law, regulation or other Legal Requirement shall have expired or been terminated.

(b) No Legal Impediments. No Legal Requirement (whether temporary, preliminary or permanent) shall be in effect that has the effect of making the Merger or any of the other Transactions illegal or otherwise prohibiting or preventing consummation of the Merger.

(c) Required Stockholder Approval. The Required Stockholder Approval shall have been obtained.

6.2 Conditions to the Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to commence with the Closing and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser and Merger Sub:

(a) Representations and Warranties. The representations and warranties of the Company in this Agreement (other than the Fundamental Representations) shall have been true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) on the date they were made and shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of the Company as of a specified date, which shall be true and correct in all material respects as of such date), except where the failure of such representations and warranties to be so true and correct would not be material to the Company. The Fundamental Representations of the Company in this Agreement shall have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date, except for any de minimis inaccuracies; provided that the representations set forth in Section 2.5 shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date.

(b) Covenants. The Company shall have performed (or caused to have been performed) and complied in all material respects with each of the covenants and obligations under this Agreement relating to actions to be taken (or not taken) by the Company prior to the Closing.

(c) Purchaser Stockholder Approval. The stockholder approval matters that are submitted to the vote of the stockholders of Purchaser at the annual or special meeting of Purchaser in accordance with the proxy statement shall have been approved by the requisite vote of the stockholders of Purchaser at the annual meeting in accordance with Purchaser’s bylaws, applicable law and the proxy statement (the “Purchaser Stockholder Approval”).

(d) No Company Material Adverse Effect. There shall not have occurred a Company Material Adverse Effect.

(e) No Litigation. There shall be no Action of any nature pending, or threatened in writing, against Purchaser, the Company, or their respective properties or any of their respective officers or directors (in their respective capacities as officers and directors of Purchaser or the Company) by any Person (i) seeking to restrain, enjoin or otherwise prohibit the Merger or the Transactions, or (ii) arising out of or in any way connected with the Merger or the other Transactions.

(f) Appraisal Rights. The Company shall have provided evidence of the delivery of a notice in accordance with the applicable provisions of Delaware Law such that no stockholder of the Company will be able to exercise appraisal rights if such stockholder has not perfected such appraisal rights in accordance with Delaware Law.

(g) No Burdensome Regulatory Conditions. No Governmental Entity shall have enacted, issued, promulgated, enforced, entered or deemed applicable to the Merger any Legal Requirement (whether temporary, preliminary or permanent), and no such Legal Requirement (whether temporary, preliminary or permanent) is threatened, which is in effect and which requires, or, if enacted, issued, promulgated, enforced, entered or deemed applicable would reasonably be expected to require the Company or Purchaser, or any of their respective Subsidiaries to agree to any change to their respective businesses as currently conducted and as currently contemplated to be conducted.

(h) Accredited Investor Questionnaires. Purchaser shall have received from the Company all accredited investor questionnaires received by the Company from the Equityholders in connection with the transactions contemplated by this Agreement, in form and substance reasonably acceptable to Purchaser (each, an “Accredited Investor Questionnaire”).

(i) Resignation of Directors. Purchaser shall have received an executed resignation and release letter in a form reasonably acceptable to the Purchaser, effective as of immediately prior to the Effective Time, from each director of the Company.

(j) Company Closing Statement. Purchaser shall have received the Company Closing Statement, certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date.

(k) Spreadsheet. Purchaser shall have received the Spreadsheet, certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date.

(l) Closing Indebtedness Pay-off Letters; Closing Expense Pay-off Letters. Purchaser shall have received from the Company duly and validly executed Closing Indebtedness Pay-off Letters, and Closing Expense Pay-off Letters.

(m) Certificate of the Company. Purchaser shall have received a certificate from the Company, validly executed by the Chief Executive Officer of the Company for and on the Company’s behalf, certifying the satisfaction of the conditions set forth in Section 6.2(a) through Section 6.2(e).

(n) Certificate of Secretary of Company. Purchaser shall have received a certificate, validly executed by the Secretary of the Company certifying (i) as to the terms and effectiveness of the Company Charter Documents, (ii) as to the valid adoption of resolutions of the Company Board (whereby the Merger and the transactions contemplated hereunder were unanimously approved by the Company Board) and (iii) that the Required Stockholder Approval has been obtained.

(o) Certificate of Good Standing. Purchaser shall have received a certificate of good standing from the Secretary of State of the State of Delaware which is dated within five (5) Business Days prior to Closing with respect to the Company.

(p) Withholding Documentation. Purchaser shall have received a properly executed (A) statement, in substantially the form attached hereto as Exhibit C, dated as of the Closing Date and executed by the Company, certifying that the Company is not a “United States real property holding corporation” (within the meaning of Section 897(c)(2) of the Code), and (B) “FIRPTA Notification Letter,” in substantially the form attached hereto as Exhibit D, dated as of the Closing Date and executed by the Company.

(q) Certain Ancillary Documents. The Sellers shall have executed and delivered to Purchaser counterpart signatures to the Noor Employment Agreement, the Lock-Up Agreements, Joinders, the SAFE Termination Agreements, the Registration Rights Agreement, and the Non-Competition Agreements.

(r) Fairness Opinion. Purchaser shall have received a Fairness Opinion.

(s) Transaction Expenses. The Company shall have paid all Transaction Expenses.

(t) Escrow Agreement. Purchaser shall have received the Escrow Agreement, duly executed by the Escrow Agent and the Company.

6.3 Conditions to the Obligations of the Company. The obligations of the Company to commence with the Closing and to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Purchaser and Merger Sub in this Agreement shall have been true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) on the date they were made and shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of Purchaser and Merger Sub as of a specified date, which shall be true and correct in all material respects as of such date).

(b) Covenants. Each of Purchaser and Merger Sub shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Company as of the Closing.

(c) Certain Ancillary Documents. The Purchaser shall have executed and delivered to Seller counterpart signatures to the Noor Employment Agreement, the Lock-Up Agreements, and the Registration Rights Agreement.

Article VII

Termination, Amendment and Waiver

7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Required Stockholder Approval or Purchaser Stockholder Approval:

(a) by mutual written consent of Purchaser and the Company;

(b) by either Purchaser or the Company, if the Closing shall not have occurred on or before June 30, 2026 or such other date that Purchaser and the Company may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before the Termination Date and such action or failure to act constitutes breach of this Agreement;

(c) by either Purchaser or the Company, if any Legal Requirement shall be in effect which has the effect of making the Merger or any other transaction contemplated by this Agreement illegal or otherwise prohibits the consummation of the Merger or any other transaction contemplated by this Agreement; provided, that, in the case of any such Legal Requirement that is an Order, such Order has become final and non-appealable;

(d) by Purchaser, if any Governmental Entity shall have taken any action, or enacted, issued, promulgated, enforced, entered or deemed applicable to the Merger any Legal Requirement, that would result in the Company or Purchaser or any of their respective Subsidiaries being required to change their respective businesses as currently conducted or as currently contemplated to be conducted;

(e) by Purchaser, if there shall have occurred any Company Material Adverse Effect; or

(f) by Purchaser (upon written notice from Purchaser to the Company), if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) hereof would not be satisfied; provided, that Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 7.1(f) unless, in the case of the immediately preceding clause, such breach is not cured, if capable of being cured, by the applicable breaching party within ten (10) days after the Company receives written notice of such breach from Purchaser; or

(g) by the Company (upon written notice from the Company to Purchaser), if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Purchaser set forth in this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) hereof would not be satisfied; provided, that Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 7.1(g) unless, in the case of the immediately preceding clause, such breach is not cured, if capable of being cured, by the applicable breaching party within ten (10) days after Purchaser receives written notice of such breach from the Company.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser, Merger Sub, the Company or their Affiliates or respective Representatives; provided, however, that each party hereto and each Person shall remain liable for any willful and material breaches of this Agreement; provided, further, however, that (i) the provisions of Section 5.4 (Expenses), Section 5.8 (Contract Notices, Consents), Section 5.11 (Confidentiality), this Section 7.2 (Effect of Termination), and Article IX (General Provisions) shall remain in full force and effect and survive any termination of this Agreement, and (ii) nothing herein shall relieve any party hereto from liability in connection with any knowing, intentional and material breach of such party’s representations, warranties or covenants contained herein.

7.3 Amendment. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto. To the extent permitted by applicable Legal Requirements, Purchaser and the Stockholder Representative may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Purchaser and the Stockholder Representative.

7.4 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. At any time after the Closing, the Stockholder Representative and Purchaser may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Person contained herein. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

Article VIII

Survival; Indemnification

8.1 Survival of Representations, Warranties and Covenants. All representations, warranties and certifications of the Company in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive for a period of twelve (12) months following the Closing. The representations, warranties, and certifications of Purchaser contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall terminate at the Closing. The covenants of the Company, Purchaser and the other parties hereto shall survive until the later of performance in accordance with the terms of this Agreement and the expiration of the applicable statute of limitations.

8.2 Indemnification. Subject to the limitations set forth herein, from and after the Closing, the Equityholders hereby agree to indemnify and hold harmless Purchaser and its representatives, successors and assigns (each, an “Indemnified Party”) on a pro rata basis as set forth on the Spreadsheet, from and against and in respect of any and all losses, liabilities, expenses of whatever kind (including reasonable attorneys’ fees and accounting fees and the cost of enforcing any right to indemnification hereunder and all reasonable amounts paid to investigation, defense or settlement), claims, suits, actions, judgments, damages, deficiencies, interest, awards, penalties, and fines, whether or not relating to or arising out of any claims by or on behalf of a third party (collectively, “Losses”) arising from, based upon or otherwise in connection with any:

(a) breach or inaccuracy of any representation or warranty made by the Company, or in any certificate delivered by the Company hereto;

(b) breach or nonfulfillment of any covenant or agreement of the Company or the Sellers that is required to be performed pursuant to this Agreement;

(c) any Unpaid Liabilities;

(d) any Pre-Closing Taxes; or

(e) any Equityholder Matters.

8.3 Limitations on Indemnification.

(a) Notwithstanding anything to the contrary set forth in this Agreement, except in the case of fraud, willful misconduct or intentional misrepresentation, the Equityholders shall not have any obligation to indemnify the Indemnified Parties pursuant to Section 8.2(a), until the aggregate amount of Losses that would otherwise be subject to indemnification pursuant to Section 8.2(a) exceeds $150,000 (the “Basket Amount”), whereupon the Indemnified Parties shall be entitled to recover all of its Losses from the first dollar (including the Basket Amount).

(b) Subject to Section 8.3(d), any amounts owing to any Indemnified Party pursuant to Losses claimed under Section 8.2(a) shall be recovered directly from the Equityholders and shall be paid with the Escrow Shares equal to the value of the Losses, with a per share value equal to the Purchaser Trading Price, after which the Sellers shall have no indemnification obligations for Losses claimed under Section 8.2(a). Any amounts owing to any Indemnified Party pursuant to Losses claimed under Section 8.2(b) through (e) shall be recovered directly from the Equityholders and may be offset by the Earnout Shares, to the extent payable, with a per share value equal to the Purchaser Trading Price.

(c) For purposes of determining the failure of any representations or warranties to be true and correct or the breach of any covenant and for calculating the amount of any Losses under this Article VIII, each such representation and warranty or covenant shall be read without regard to any qualification or reference to “materiality”, “material”, “Company Material Adverse Effect” or other similar materiality qualifications or references contained in or otherwise applicable to such representation or warranty or covenant.

(d) The amount of any Losses for which indemnification is provided under this Article VIII shall be reduced by any insurance proceeds actually received by an Indemnified Party under insurance policies in respect of such indemnifiable Losses (net of collection costs, enforcement costs, deductibles, premium increases and similar items incurred in connection with claiming and collecting such proceeds and net of any costs and expenses incurred by any Indemnified Party in analyzing coverage availability and pursuing any claims made under any insurance policy). To the extent that any amount is recovered by any Indemnified Party under an insurance policy or any other source of indemnification after the date that an indemnity payment is made hereunder, then such Indemnified Party shall pay over to the Sellers such amounts (less any costs of collection, enforcement and increases in premium) no later than ten (10) Business Days after such proceeds are received. Notwithstanding anything in this Agreement to the contrary, the foregoing limitations in this Section 8.3 shall not apply in the case of Fraud. In the event of any breach of a representation, warranty, covenant or agreement by the Sellers arising from or relating to Fraud, such representation, warranty, covenant or agreement shall survive consummation of the transactions contemplated hereby and continue in full force and effect without any time, economic, procedural or any other limitation.

8.4 Indemnification Claim Process for Third Party Claims.

(a) If any Indemnified Party receives notice of the assertion of any claim for Losses or the commencement of any Actions by a third party with respect to a matter subject to indemnity hereunder (a “Claim”), notice thereof (a “Third Party Claim Notice”) shall promptly be given to the Stockholder Representative. The failure of any Indemnified Party to give timely notice hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except to the extent the Stockholder Representative forfeits rights or defenses by reason of such delay or failure, and the amount of reimbursement to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which the Indemnified Party’s Losses would have been less had such Third Party Claim Notice been timely delivered. After receipt of a Third Party Claim Notice, if (x) the Stockholder Representative produces a notice of election within fifteen (15) days of receiving the Third Party Claim Notice, and (y) acknowledges in writing that it would be required to indemnify the Indemnified Party for all Losses in connection with such Third Party Claim Notice, Stockholder Representative shall have the right, but not the obligation to (i) take control of the defense and investigation of such Claim, (ii) employ and engage attorneys of its, his or her own choice (subject to the approval of the Indemnified Party, such approval not to be unreasonably withheld, conditioned or delayed) to handle and defend the same, at the Sellers’ sole cost and expense, and (iii) compromise or settle such Claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party; provided, that such consent will not be required if such settlement (x) includes an irrevocable and unconditional release of the Indemnified Party, (y) provides solely for payment of monetary damages for which the Indemnified Party will be indemnified in full and (z) does not require or involve any admission of wrong doing. Notwithstanding the foregoing, the Stockholder Representative will not have the right to assume the defense of a Claim if (1) the Stockholder Representative fails to actively and diligently conduct the defense of the Claim (after notice of such failure from the Indemnified Party), (2) the Indemnified Party has received written advice from outside counsel that an actual or potential conflict exists between the Indemnified Party and the Stockholder Representative in connection with the defense of such Claim, (3) such Claim seeks a finding or admission of a violation of any criminal Law by the Indemnified Party or includes potential regulatory or tax matters, (4) such Claim seeks an injunction or other equitable remedies in respect of an Indemnified Party or its business, (5) such Claim relates to a material customer or material supplier or other significant relationship of the Indemnified Party, or (6) such Claim is reasonably likely to result in Losses that, taken with any other then existing claims under this Article VIII, would not be not be fully indemnified hereunder or the Indemnified Party reasonably determines that the Stockholder Representative does not have sufficient resources to satisfy its indemnity obligations or collecting on such obligations in full would be unlikely or impose a significant burden on the Indemnified Party.

(b) In the event that the Stockholder Representative defends the Indemnified Party against a Claim, the Indemnified Party shall cooperate in all reasonable respects, at the Stockholder Representative’s request, with the Stockholder Representative and its attorneys in the investigation, trial and defense of such Claim and any appeal arising therefrom, including, if appropriate and related to such Claim, in making any counterclaim against the third party claimant, or any cross complaint against any Person, in each case, at the expense of the Stockholder Representative. The Indemnified Party may, at its own sole cost and expense, monitor and further participate in (but not control) the investigation, trial and defense of such Claim and any appeal arising therefrom.

(c) Notwithstanding anything to the contrary herein, if the Stockholder Representative does not assume such defense and investigation or does not acknowledge in writing within a reasonable period, but no later than fifteen (15) days, after receipt of the Third Party Claim Notice its obligation to indemnify the Indemnified Party against any Losses arising from such Claim, then the Indemnified Party shall have the right to retain separate counsel of its choosing, defend such Claim and have the sole power to direct and control such defense (all at the cost and expense of the Stockholder Representative if it is ultimately determined that the Indemnified Party is entitled to indemnification hereunder); it being understood that the Indemnified Party’s right to indemnification for a Claim shall not be adversely affected by assuming the defense of such Claim. If the Stockholder Representative does not have the right to control the defense of a Claim or otherwise does not retain control of the defense of any such Claim pursuant to this Section 8.4, then the Indemnified Party shall have the right to control the defense of such Claim. Notwithstanding anything herein to the contrary, whether or not the Stockholder Representative shall have assumed the defense of such Claim, the Indemnified Party shall not settle, compromise or pay such Claim for which it seeks indemnification hereunder without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) The Indemnified Party and the Stockholder Representative shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable law), and to cause all communications among employees, counsel and others representing any party to a Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

8.5 Indemnification Procedures for Non-Third Party Claims. If a Claim is to be made by any Indemnified Party that does not involve a third party, such Indemnified Party shall give written notice (a “Direct Claim Notice”) to the Stockholder Representative. If the Stockholder Representative notifies the Indemnified Party that they do not dispute the claim described in such Direct Claim Notice within thirty (30) days following receipt of such Direct Claim Notice, the Losses identified in the Direct Claim Notice will be conclusively deemed a liability of the Stockholder Representative under Section 8.2. If the Stockholder Representative rejects such claim or fails to respond during such thirty (30) day period (in which case the Stockholder Representative shall be deemed to have rejected such claim), then the Indemnified Party and the Stockholder Representative shall negotiate in good faith for a period of thirty (30) days to resolve such matter. If the Indemnified Party and the Stockholder Representative cannot resolve the dispute during such thirty (30) day period they shall have all rights and remedies available to them under applicable law.

8.6 Effect of Investigation. The right of an Indemnified Party to indemnification or to assert or recover on any claim shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy of or compliance with any of the representations, warranties, covenants, or agreements set forth in this Agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants or agreements.

8.7 Exclusive Remedy. Except (a) in the case where a party hereto seeks to obtain specific performance, injunctive relief or other equitable relief and (b) in the case of fraud, the rights of the parties hereto to indemnification pursuant to the provisions of this Article VIII shall be the sole and exclusive remedy for the parties hereto with respect to this Agreement.

8.8 Tax Treatment of Indemnity Payments. Unless otherwise required by applicable Legal Requirements, any indemnity payment made under this Agreement shall be treated by all parties hereto as an adjustment to the aggregate consideration paid under this Agreement for all federal, state, local and foreign Tax purposes.

Article IX

General Provisions

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or international courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile or e-mail (with acknowledgment of complete transmission) to the parties at the following addresses; provided, however, that notices sent by mail will not be deemed given until received:

(a)	if to Purchaser, Merger Sub or the Surviving Corporation, to:

600 Lexington Ave., Floor 2

New York, NY 10022

Attention: Anthony Pompliano

E-mail: [***]

with a copy to (which copy shall not constitute notice):

Reed Smith LLP

2850 N. Harwood Street, Suite 1500

Dallas, TX 75201

Attention: Lynwood Reinhardt; Jennifer Riso; and Katie Geddes

E-mail: [***]; [***];

[***]

(b)	if to the Company prior to the Effective Time, to:

CFO Silvia, Inc

340 Fremont Street

Unit 409

San Francisco, CA 94105

Attention: Shain Noor, President & CEO

E-mail: [***]

and

CFO Silvia, Inc

600 Lexington Ave

Floor 2

New York, NY 10022

Attention: Anthony Pompliano

E-mail: [***]

with a copy (which shall not constitute notice) to:

Womble Bond Dickinson (US) LLP

301 South College Street

Suite 3500

Charlotte, NC 28201

Attention: Matthew Homan

E-mail: [***]

(c)	If to the Stockholder Representative, to:

340 Fremont Street

Unit 409

San Francisco, CA 94105

Attention: Shain Noor

E-mail: [***]

Any party hereto may change the address to which notices and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

9.2 Interpretation. When a reference is made in this Agreement to an Appendix, Exhibit or Schedule, such reference shall be to an Appendix, Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is used in the inclusive sense of “and/or.” The terms “or,” “any” and “either” are not exclusive. When used herein, the words “to the extent” shall be deemed to be followed by the words “but only to the extent.” The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation as amended or supplemented from time to time, including through the promulgation of applicable rules or regulations. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any Schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate Schedule. References to any Person include the successors and permitted assignees of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to one gender include all genders. When used herein, references to “$” or “dollar” shall be deemed to be references to dollars of the United States of America. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which when so executed and delivered shall be an original, but all of which shall be considered one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manners and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

9.4 Entire Agreement; Parties in Interest. This Agreement, the Appendixes, Exhibits and Schedules hereto, the Disclosure Schedule, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, and are not intended to confer upon any other Person any rights or remedies hereunder (except that Section 5.21 is intended to benefit the Company’s directors and officers).

9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Notwithstanding the foregoing, (i) Purchaser may assign this Agreement and any of its rights, interests or obligations hereunder, in connection with a merger, acquisition, sale of all or substantially all of its assets or other change in control transaction, (ii) Purchaser may assign its rights and delegate its obligations hereunder to its Affiliates as long as Purchaser remains ultimately liable for all of Purchaser’s obligations hereunder, and (iii) Purchaser may collaterally assign any of its rights, but not its obligations, under this Agreement to any of its financing sources; provided, however, that no such assignment shall relieve Purchaser of any of its obligations hereunder.

9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7 Specific Performance and Other Remedies.

(a) The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto, any Equityholder or the Stockholder Representative of any covenant, obligation or other agreement set forth in this Agreement or any Related Agreement, as the case may be, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to an Order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such Order or injunction or in connection with any related action or legal proceeding.

(b) Any and all remedies herein expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

(c) Notwithstanding anything to the contrary herein, nothing in this Agreement shall be deemed to limit liability with respect to Fraud.

9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the Legal Requirements of the State of Delaware without reference to such state’s principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, in the case of a federal claim as to which federal courts have exclusive jurisdiction, the United States District Court for the District of Delaware) and to the appellate courts therefrom in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the Legal Requirements of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Each party agrees not to commence any legal proceedings related hereto except in such courts.

9.9 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule, each Appendix and each Exhibit attached hereto, the application of any Legal Requirement or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT, THE RELATED AGREEMENTS, THE MERGER OR THE OTHER TRANSACTIONS, OR THE ACTIONS OF ANY PERSON ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THE NEGOTIATION, ADMINISTRATION, EXECUTION, DELIVERY, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT OR THE RELATED AGREEMENTS.

9.11 Stockholder Representative.

(a) By virtue of execution and delivery of this Agreement and the approval of the Merger by the Equityholders, each of the Equityholders shall be deemed to have agreed to appoint Shain Noor as the Stockholder Representative, to act as its, his or her exclusive agent and attorney-in-fact with the authority (but subject to the limitations on authority set forth in this Agreement) to take any and all actions and execute any and all documents which the Stockholder Representative determines in its sole and absolute discretion may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement or otherwise perform the duties or exercise the rights granted to the Stockholder Representative hereunder, including, to give and receive notices and communications to or from Purchaser relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by the Equityholders individually), in each case without having to seek or obtain the consent of any Person under any circumstance. The Stockholder Representative shall only have the power and authority to act regarding matters pertaining to the Equityholders as a group and not individually, and shall not have power or authority to treat any particular Equityholders in a manner different from any other Equityholders (except as consistent with such Equityholder’s allocation of the consideration as set forth in the Spreadsheet). The Stockholder Representative may resign at any time in accordance with the terms of the Stockholder Representative’s engagement letter.

(b) The Stockholder Representative will incur no liability of any kind with respect to any action or omission by the Stockholder Representative in connection with its services pursuant to this Agreement and the agreements ancillary hereto, except in the event of liability directly resulting from the Stockholder Representative’s gross negligence, fraud, willful misconduct or bad faith. The Equityholders shall severally, but not jointly (in accordance with their respective allocations set forth in the Spreadsheet) indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence, willful misconduct, fraud or bad faith of the Stockholder Representative, the Stockholder Representative will reimburse the Equityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence, willful misconduct, fraud or bad faith. In no event will the Stockholder Representative be required to advance its own funds on behalf of the Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholder Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholder Representative or the termination of this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement or any Related Agreement, the Stockholder Representative shall only have the power or authority to act regarding matters pertaining to the Equityholders as a group and not individually and, shall not have power or authority to treat any particular Equityholder in a manner different from any other Equityholders (except to the extent expressly contemplated by this Agreement or such Related Agreement) without the particular Equityholder’s consent, which will not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, the Stockholder Representative entering into a settlement agreement with respect to any of the foregoing, in accordance with the procedures, limitations of liability and Stockholder Representative authority set forth in this Agreement (as of the Agreement Date and as amended in compliance with Section 7.3) shall not be deemed to implicate or require the prior written approval of a Equityholder pursuant to the previous sentence.

(d) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholder Representative that is within the scope of the Stockholder Representative’s authority under this Agreement shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Equityholders and shall be final, binding and conclusive upon each such Equityholder; and Purchaser shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of each and every such Equityholder.

9.12 Exclusive Dealing. Other than in connection with the transactions contemplated by this Agreement, during the period from the Agreement Date to the earlier of the Closing and the termination of this Agreement in accordance with Article VII, the Equityholders and the Company shall not, and shall direct each of the their Affiliates and their respective Representatives not to, directly or indirectly, (a) initiate or solicit the submission of any Acquisition Proposal with respect to, (b) participate in any discussions or negotiations regarding or relating to, or (c) enter into any letter of intent or agreement in principle with any third party relating to, any direct or indirect Acquisition Proposal. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, involving the Company; (ii) the issuance or acquisition of shares of equity securities of the Company; or (iii) the sale or other disposition or any significant portion of the Company’s properties or assets. In addition to the other obligations under this Section 9.12, the Company shall promptly (and in any event within three (3) Business Days after receipt thereof by the Seller or its representatives or agents) advise Purchaser orally and in writing of any Acquisition Proposal. The Company and the Equityholders agree that the rights and remedies for noncompliance with this Section 9.12 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser.

9.13 Release.

(a) Effective upon the Closing, each Equityholder, for itself and its administrators, executors, trustees, beneficiaries, successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably, fully and unconditionally releases, forever discharges and covenants not to sue (i) the Company and (ii) Purchaser and its Affiliates (including, after the Closing, the Company), and each of their respective individual, joint or mutual, Representatives, direct and indirect equityholders, other controlling Persons, successors and assigns (collectively, the “Releasees”) from any and all manner of Actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, suspected or unsuspected, direct or indirect, in Contract, direct or indirect, or in law or equity, of any kind, which the Releasing Parties now have, have ever had or may hereafter have against the respective Releasees on account of or arising out of any matter, cause or occurrence occurring contemporaneously with or prior to the Closing including those pertaining to the Releasing Parties’ relationships, direct and indirect, with the Company (including with respect to equity ownership rights in the Company or rights arising by virtue of their status as directors, officers, partners, members, equityholders, employees or similar capacities of the Company and its Subsidiaries); in each case, other than with respect to any act of Fraud by such Person or their respective obligations under this Agreement and the other Company Related Agreements. Each Equityholder understands and agrees that it is expressly waiving all claims against the Releasees covered by this release including those claims that it may not know of or suspect to exist which, if known, may have materially affected the decision to provide this release, and such Equityholder expressly waives any rights under Legal Requirements that provide to the contrary.

(b) Each Releasing Party is aware that it may hereafter discover facts in addition to or different from those it now knows or believes to be true with respect to the subject matter of the release provided for in this Section 9.13; provided, however, it is the intention of each Releasing Party that such release shall be effective as a full and final accord and satisfactory release of each and every matter specifically or generally referred to in this Section 9.13. In furtherance of this intention, each Releasing Party expressly waives and relinquishes any and all claims, rights or benefits that it may have under Section 1542 of the California Civil Code (“Section 1542”), and any similar provision in any other jurisdiction, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASEE.

(c) Each Releasing Party acknowledges and agrees that Section 1542, and any similar provision in any other jurisdiction, if they exist, are designed to protect a party from waiving claims which it does not know exist or may exist. Nonetheless, each Releasing Party agrees that the waiver of Section 1542 and any similar provision in any other jurisdiction is a material portion of the releases intended by this Section 9.13, and it therefore intends to waive all protection provided by Section 1542 and any other similar provision in any other jurisdiction. EACH RELEASING PARTY FURTHER ACKNOWLEDGES AND AGREES THAT IT IS AWARE THAT IT MAY HEREAFTER DISCOVER CLAIMS OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE IT NOW KNOWS OR BELIEVES TO BE TRUE WITH RESPECT TO THE MATTERS RELEASED HEREIN. NEVERTHELESS, IT INTENDS TO FULLY, FINALLY AND FOREVER RELEASE ALL SUCH MATTERS, AND ALL CLAIMS RELATIVE THERETO, WHICH DO NOW EXIST, MAY EXIST, OR HERETOFORE HAVE EXISTED BETWEEN SUCH PARTY, ON THE ONE HAND, AND THE RELEASEES, ON THE OTHER HAND. IN FURTHERANCE OF SUCH INTENTION, THE RELEASES GIVEN HEREIN SHALL BE AND REMAIN IN EFFECT AS FULL AND COMPLETE GENERAL RELEASES OF ALL SUCH MATTERS, NOTWITHSTANDING THE DISCOVERY OR EXISTENCE OF ANY ADDITIONAL OR DIFFERENT CLAIMS OR FACTS RELATIVE THERETO.

[Signature Page Next]

IN WITNESS WHEREOF, Purchaser, Merger Sub, the Company and the Stockholder Representative have each caused this Agreement to be executed and delivered individually or by their respective officers thereunto duly authorized, all as of the date first written above.

COMPANY:

CFO SILVIA, INC

By:	/s/ Shain Noor
Name:	Shain Noor
Title:	President and CEO

SELLERS:

INFLECTION POINTS INC

By:	/s/ Anthony Pompliano
Name:	Anthony Pompliano
Title:	Chief Executive Officer

/s/ Shain Noor
SHAIN NOOR

STOCKHOLDER REPRESENTATIVE:

/s/ Shain Noor
SHAIN NOOR

PURCHASER:

PROCAP FINANCIAL, INC.

By:	/s/ Anthony Pompliano
Name:	Anthony Pompliano
Title:	Chief Executive Officer

MERGER SUB:

SILVIA MERGER SUB, INC.

By:	/s/ Anthony Pompliano
Name:	Anthony Pompliano
Title:	Chief Executive Officer

[Agreement and Plan of Merger]

APPENDIX A

DEFINED TERMS

“Accredited Investor” means an Equityholder who completes and delivers to Purchaser an Accredited Investor Questionnaire in form and substance satisfactory to Purchaser certifying that such Equityholder is an “accredited investor” as set forth therein, or who Purchaser in its sole discretion determines to be an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

“Accredited Investor Questionnaire” has the meaning set forth in Section 6.2(h).

“Acquisition Proposal” has the meaning set forth in Section 9.12.

“Action” means any action, suit, claim, complaint, litigation, investigation, audit, legal proceeding, arbitration or other similar dispute.

“Affiliate” of any Person means another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person.

“Agreement” has the meaning set forth in the preamble hereto.

“Agreement Date” has the meaning set forth in the preamble hereto.

“AI Tools” means any IT systems, Technology, tools, products and services, that are built using, integrate, leverage, or otherwise interact with any machine-based system that, for explicit or implicit objectives, infers, from the input it receives, how to generate outputs such as predictions, content, recommendations, or decisions that may influence physical or virtual environments, and includes any definition provided by applicable Legal Requirements, and/or by the Company in any of its written policies, procedures and contracts, for “artificial intelligence,” “generative artificial intelligence,” “artificial general intelligence,” “large language model,” “foundation model,” “machine learning,” “algorithm,” and any similar term.

“Anti-Trust Objections” has the meaning set forth in Section 5.5(c).

“Assumed Indebtedness” has the meaning set forth in Section 5.10.

“Audit Delivery Date” has the meaning set forth in Section 5.5(e).

“Basket Amount” has the meaning set forth in Section 8.3(a).

“Behavioral Data” means data collected from an internet protocol address, web beacon, pixel tag, ad tag, cookie, local storage object, software, or by any other means, or from a particular computer, internet browser, mobile telephone, or other device or application, where such data (i) relates to internet viewing, interaction with content or users, or other activities; or (ii) is or may be used to identify, locate or contact an individual or device or application, to predict or infer the preferences, interests, or other characteristics of the device or application or of a user of such device or application, or to target advertisements or other content to a device or application, or to a user of such device or application.

“Bloomberg” means Bloomberg Financial Markets (or if not available, a similar service provider of national recognized standing).

“Books and Records” has the meaning set forth in Section 2.11(b).

“Business” means all of the operations and activities of the Company prior to the Closing Date, as operated after the Closing Date by the Surviving Corporation or Purchaser or any of its Affiliates.

“Business Day” means a day (a) other than Saturday or Sunday and (b) on which commercial banks are open for business in San Francisco, California.

“CERCLIS” has the meaning set forth in Section 2.18.

“Certificate of Incorporation” has the meaning set forth in Section 2.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.4.

“Change in Control Payments” means any bonus, severance, termination, change in control, transaction, retention, profit-sharing or other similar compensation, benefits or payments to any Person (including payments with either “single-trigger” or “double-trigger” provisions) which are or may become payable by or on behalf of Purchaser or the Company in connection with the execution and delivery of this Agreement, the consummation of the Merger or any of the other transactions contemplated hereby or by the Company Related Agreements, in each case, including the employer portion of payroll Taxes.

“Claim” has the meaning set forth in Section 8.4(a).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“Closing Expense Pay-off Letters” has the meaning set forth in Section 5.9.

“Closing Indebtedness” means, other than Assumed Indebtedness, the aggregate amount of all Company Indebtedness that has not been repaid by, or on behalf of, the Company prior to, or concurrently with, the Closing.

“Closing Indebtedness Pay-off Letter” has the meaning set forth in Section 5.10.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble hereto.

“Company Balance Sheet Date” has the meaning set forth in Section 2.11(a).

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and Company Preferred Stock.

“Company Charter Documents” has the meaning set forth in Section 2.1(a).

Appendix A-2

“Company Closing Statement” means a statement, in form and substance reasonably satisfactory to Purchaser, setting forth in reasonable detail: (i) the Closing Indebtedness; (ii) all Transaction Expenses, and (iii) the Change in Control Payments incurred or anticipated to be incurred by or on behalf of the Company (including any Change in Control Payments anticipated to be incurred after the Closing), including an indication as to whether such amounts have been or will be paid by the Company prior to the Closing and those that will be paid concurrently with the Closing. The Company Closing Statement shall be certified as complete and correct by the Chief Executive Officer of the Company as of the Closing Date and delivered together with documentation reasonably satisfactory to Purchaser in support of the information, amounts, and calculations set forth therein.

“Company Code” has the meaning set forth in Section 2.7(g).

“Company Common Stock” means the common stock of the Company, par value $0.001 per share.

“Company D&O Tail Policy” has the meaning set forth in Section 5.21.

“Company Employee” means any current or former employee, consultant or independent contractor, consultant, officer or director of the Company, or any ERISA Affiliate, or Person engaged by the Company through a third party agency.

“Company Employee Agreement” means each management, employment, retention, change in control, severance, Tax gross-up, consulting, relocation, repatriation or expatriation agreement or other similar Contract between the Company and any Company Employee.

“Company Employee Plans” has the meaning set forth in Section 2.17(a).

“Company Financial Statements” has the meaning set forth in Section 2.11(a).

“Company Indebtedness” means the aggregate amount of all Indebtedness of the Company as of the particular date or time specified by the context, which shall include, for the avoidance of doubt, (i) any Indebtedness for borrowed money incurred by the Company on or after the date of this Agreement and prior to the Closing that is owed to Purchaser or any of its Affiliates and (ii) the Current Promissory Note.

“Company Intellectual Property” has the meaning set forth in Section 2.7(a).

“Company Intellectual Property Rights” has the meaning set forth in Section 2.7(a).

“Company Material Adverse Effect” means any change, event, act, condition, failure, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, that is or is reasonably likely to (i) materially impede the authority of the Company to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and Legal Requirements, or (ii) be materially adverse to the business, assets (including intangible assets), liabilities, capitalization, financial condition or results of operations of the Company taken as a whole, provided, however, that no such Effect shall be deemed to constitute, in and of itself, or be taken into account in determining whether there has been or will be a Company Material Adverse Effect to the extent resulting from any of the following: (A) changes or conditions affecting the industry in which the Company operates generally, or economic or political conditions or financial markets generally; (B) the announcement of this Agreement (other than any Conflict with (x) any provision of the Company Charter Documents, (y) any Contract to which the Company is a party or by which any of their respective properties or assets (whether tangible or intangible) are bound, or (z) any Legal Requirement applicable to the Company or any of its properties or assets (whether tangible or intangible)); (C) any failure by the Company to meet its internal budgets, plans or forecasts of its financial performance (but, in each case, not the underlying cause of such failure or the effects therefrom); or (D) changes in the trading price of Purchaser Capital Stock; or (E) natural disasters, pandemic, outbreak, acts of war, armed hostility or terrorism, provided that such Effects referenced in clauses (A) or (E) do not, individually or when taken together with all other such Effects, have a disproportionate or unique effect on the Company.

Appendix A-3

“Company Option” means an option to purchase Company Capital Stock granted pursuant to the Company Option Plan or granted outside of the Company Option Plan to any Person.

“Company Option Plan” means that certain Equity Incentive Plan of the Company, effective as of September 19, 2025.

“Company Preferred Stock” means the shares of preferred stock of the Company, par value $0.001 per share.

“Company Privacy Policy” means each external or internal, past or present privacy policy or representation, obligation, or promise of the Company relating to privacy, data security, or the collection, interception, obtainment, compilation, creation, retention, storage, security, disclosure, transfer, disposal, use, and other processing of any Covered Data.

“Company Product Data” means (i) all data and content uploaded or otherwise provided by or for customers or users (or their respective customers or users) of the Company to, or stored by or for customers or users (or their respective customers or users) of the Company on, the products of the Company; (ii) all data and content created, compiled, inferred, derived, or otherwise collected or obtained by or for the products of the Company or by or for the Company in its provision or operation of the products of the Company; and (iii) data and content compiled, inferred, or derived directly or indirectly from any of the data and content described in subclauses (i) and (ii) above.

“Company Registered Intellectual Property” has the meaning set forth in Section 2.7(a).

“Company Related Agreements” means all agreements and certificates entered into by the Company or any of the Equityholders in connection with this Agreement and the transactions contemplated hereby, including, but not limited to, the Lock-Up Agreements, the SAFE Termination Agreements, the Registration Rights Agreement, and the Non-Competition Agreements.

“Company Securities” means the Company Capital Stock, the SAFEs, and any other Equity Interest of the Company.

“Company Stockholders” means the holders of Company Capital Stock.

“Competition Law” means any merger control or similar Legal Requirement that is applicable to the Merger and the other Transactions.

“Conflict” has the meaning set forth in Section 2.4.

“Consideration Shares” means shares of Purchaser Capital Stock issued or issuable to any Equityholder as consideration pursuant to this Agreement.

“Contract” means any written or oral contract, agreement, instrument, commitment, undertaking, or understanding of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), whether formal or informal.

“Contributor” has the meaning set forth in Section 2.7(f).

Appendix A-4

“Copyright” has the meaning set forth in Section 2.7(a).

“Covered Data” means Behavioral Data, Company Product Data, and Personal Data.

“Current Balance Sheet” has the meaning set forth in Section 2.11(a).

“Current Promissory Note” means that certain Interest-Free Promissory Note, dated as of September 19, 2025, by and between the Company and Inflection Points, Inc., as modified by that certain Addendums to the Promissory Note dated as of January 1, 2026 and February 1, 2026.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Direct Claim Notice” has the meaning set forth in Section 8.5.

“Disclosure Schedule” has the meaning set forth in Article II.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which the holder thereof has properly demanded appraisal or dissenters’ rights in accordance with Delaware Law in connection with the Merger, and who has not effectively withdrawn or lost such holder’s appraisal or dissenters’ rights under Delaware Law.

“Earnout Period” means the period beginning on the Closing Date and ending on the five (5) year anniversary thereof.

“Earnout Release Date” has the meaning set forth in Section 1.11(a).

“Earnout Shares” means nine million (9,000,000) shares of Purchaser Capital Stock.

“Earnout Target Date” has the meaning set forth in Section 1.11(a).

“Effective Time” has the meaning set forth in Section 1.4.

“Encumbrance” means any lien, pledge, hypothecation, charge, claim, mortgage, security interest, encumbrance, right of way, right of refusal, right of first offer, easement, license, or similar restriction.

“Environmental Laws” means, whenever in effect, all foreign, Federal, state and local laws, statutes, regulations, ordinances, rules, rules of common law and similar provisions having the force or effect of law relating to human or worker health and safety, pollution or protection of the environment or natural resources, including those relating to fines, orders, injunctions, penalties, damages, contribution, cost recovery compensation, investigation, losses, or injuries resulting from the release or threatened release of Hazardous Materials and the generation, use, storage, transportation, emission of, recycling of, or disposal of or exposure to Hazardous Materials in any manner applicable to the Business, the Company or any of its assets, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §§ 9601 et seq.) (“CERCLA”), the Hazardous Materials Transportation Act (49 U.S.C. §§ 1801 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §§ 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.), the Toxic Substances Control Act of 1976 (15 U.S.C. §§ 2601 et seq.) and the Safe Drinking Water Act (42 U.S.C. §§300f-§§ 300j-11 et seq.).

Appendix A-5

“Equity Interests” means, with respect to any Person, (i) any share of capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person, (ii) any indebtedness, securities, options, warrants, call, subscription or other rights of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right to acquire any such share of capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested, (iii) any stock appreciation right, phantom stock, interest in the ownership or earnings of such Person or other equity equivalent or equity-based award or right, or (iv) any Indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which any holder of securities of such Person may vote.

“Equityholder” means a Company Stockholder or SAFE Holder, in each case, immediately prior to the Effective Time.

“Equityholder Matters” means any claim by any current, former or purported Equityholder or other securityholder of the Company, or any other Person, asserting, alleging or seeking to assert rights with respect to or in connection with any Equity Interest, including any claim asserted, based upon or related to (i) the ownership or rights to ownership of any Equity Interests of the Company, (ii) any rights of a securityholder of the Company, including any rights to securities, antidilution protections, preemptive rights, rights of first offer or first refusal or rights to notice or to vote securities of the Company, (iii) any rights under the Company Charter Documents or the Company Option Plan, (iv) any actual or alleged breaches of fiduciary duty by any current or former directors or officers of the Company, (v) the Merger or any other transactions contemplated by this Agreement or any Company Related Agreement to which the Company is a party, including any inaccuracy in the Spreadsheet, (vi) any claim that such Person’s securities were wrongfully issued or repurchased by the Company, or (vii) any Dissenting Share Payments, except, in each case, for the right following the Closing and in compliance with the terms of this Agreement of a Company Stockholder to receive such Person’s portion of the consideration payable as provided herein and set forth on the Spreadsheet.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that is (or at any relevant time was) a member of a “controlled group of corporations” with, under common control with, or a member of an “affiliated service group” with, the Company under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Account” has the meaning set forth in Section 1.8(i).

“Escrow Agent” means an escrow agent to be mutually agreed upon by Purchaser and the Stockholder Representative.

“Escrow Agreement” means that certain Escrow Agreement to be entered into by the Escrow Agent, Purchaser and the other parties thereto.

“Escrow Shares” has the meaning set forth in Section 1.8(i).

“Ex-Im Approval” means required authorization under applicable Legal Requirements to export, import, or re-export products, services, software, or technology, including deemed exports and re-exports.

“Ex-Im Laws” means all applicable U.S. or non-U.S. laws, except to the extent non-U.S. Legal Requirements are inconsistent with U.S. Legal Requirements, relating to exports, re-exports, transfers (in-country), boycotts, or imports (e.g., valuation, classification, duty and tariff treatment, country-of-origin marking requirements), including the Export Administration Regulations (15 C.F.R. Parts 730-774); the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130); and customs and import Legal Requirements administered by U.S. Customs and Border Protection (19 C.F.R. Parts 0-192).

Appendix A-6

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fairness Opinion” means the opinion of an independent financial advisor of Purchaser, delivered to the board of directors of Purchaser to the effect that, as of the date of such opinion and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by such independent financial advisor as set forth in the opinion, the transactions contemplated by this agreement are fair, from a financial point of view, to Purchaser and its unaffiliated security holders.

“Fraud” means common law fraud under Delaware law (with scienter and reliance) with respect to the making of the representations and warranties set forth in Article II of this Agreement; provided, under no circumstances shall “Fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings, or other fraud or torts based on recklessness or negligence.

“Fully Diluted Number” means the sum of (i) the total number of shares of Company Capital Stock (including Dissenting Shares, but excluding Treasury Shares) outstanding immediately prior to the Effective Time, and (ii) the total number of shares of Company Capital Stock issuable upon the conversion of all shares of Company Preferred Stock (including Dissenting Shares, but excluding Treasury Shares) outstanding immediately prior to the Effective Time.

“Fundamental Representations” means the representations set forth in Section 2.2 (Authority and Enforceability), and Section 2.5(a) through (d) (Company Capital Structure).

“GAAP” means United States generally accepted accounting principles consistently applied.

“Government Official” means: (i) any full- or part-time officer or employee of any Governmental Entity, whether elected or appointed; (ii) any person acting in an official capacity or exercising a public function for or on behalf of any Governmental Entity; or (iii) any political parties, political party officials, or candidates for political office.

“Governmental Approval” has the meaning set forth in Section 2.3.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, or any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Hazardous Material” means any material, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, gas, or substance that has been designated by any Governmental Entity or by applicable Legal Requirement to be radioactive, toxic, hazardous, a pollutant, a contaminant, or otherwise a danger to health, reproduction or the environment, including PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976 or for which liability or standards of care are imposed by any Environmental Law.

Appendix A-7

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” of any Person means, without duplication, as of any specified date, whether or not due and payable: (i) all indebtedness or other obligations or liabilities of such Person (a) for borrowed money, whether current or funded, secured or unsecured, (b) evidenced by bonds, debentures, notes or similar instruments (whether or not convertible) or arising under indentures, and (c) in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all liabilities of such Person for the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, releases of “holdbacks” or similar contingent payments), which are required to be classified and accounted for under GAAP as liabilities (other than ordinary course trade payables); (iii) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (iv) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantee, surety, performance, or appeal bond, or similar credit transaction; (v) all guarantees by such Person of any indebtedness or other obligations or liabilities (including but not limited to accrued expenses) of a third party of a nature similar to the items described in clauses (i) through (iv) above, to the extent of the indebtedness or other obligation or liability guaranteed; (vi) the aggregate amount of all accrued interest payable with respect to any of the items described in clauses (i) through (v) above; (vii) liabilities relating to earned but unpaid bonuses (including transaction bonuses), severance, underfunded benefit plan liabilities, and, in all cases, the employer portion of any applicable employment taxes, calculated as if all such amounts were due and payable as of the Closing; and (viii) all liabilities for accrued and unpaid income Taxes of the Company for any period or portion of any period ending on or prior to the Closing Date, in each case, calculated in accordance with GAAP and on the assumption that any applicable Tax period that begins on or before and ends after the Closing Date ends on the Closing Date; provided, however, that such amounts shall not be an amount less than zero ($0) (as determined on a jurisdiction by jurisdiction basis) and shall be calculated: (x) except as set forth otherwise in this definition, based on the historical practices and procedures of the Company (including any elections, methods of accounting, and other filing positions), (y) in the case of any Straddle Period, by including any income Tax liability apportioned to the pre-Closing portion of such Straddle Period determined in accordance with Section 5.6(e), and (z) by including any positive adjustment made pursuant to Section 481 of the Code (or any corresponding or similar provision of applicable Legal Requirements) arising on or prior to the Closing Date that was not previously included in income by the Company; and (viii) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any or all of the items described in clauses (i) through (vi) above were prepaid, extinguished, unwound and settled in full as of such specified date.

“Indemnified Party” has the meaning set forth in Section 8.2.

“Inflection Points” has the meaning set forth in the preamble hereto.

“Intellectual Property” has the meaning set forth in Section 2.7(a).

“Intellectual Property Rights” has the meaning set forth in Section 2.7(a).

“Intended Tax Treatment” has the meaning set forth in the Recitals hereto.

“Interested Party” has the meaning set forth in Section 2.20.

“Interim Period” has the meaning set forth in Section 5.5(f).

Appendix A-8

“Joinders” has the meaning set forth in Section 5.18.

“Key Employees” means Shain Noor.

“knowledge” means, with respect to the Company, the actual knowledge of any of the Key Employees, and the knowledge such Person would have after due inquiry of the subject matter thereof.

“Leased Property” has the meaning set forth in Section 2.10.

“Leased Real Property” has the meaning set forth in Section 2.10.

“Leased Tangible Property” has the meaning set forth in Section 2.10.

“Leases” has the meaning set forth in Section 2.10.

“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, Order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity of competent jurisdiction.

“Lock-Up Agreements” means the agreements pursuant to which specified Equityholders shall be prohibited from selling, transferring, pledging, hypothecating, or otherwise disposing any Purchaser Capital Stock received as consideration for this Transaction for a period of not less than six (6) months following the Closing Date, in the form attached hereto as Exhibit B.

“Lookback Date” means April 1, 2025.

“Losses” has the meaning set forth in Section 8.2.

“Lost Stock Affidavit” has the meaning set forth in Section 1.9(b).

“made available” means, with respect to any material, document, or information, that a copy of such material, document, or information has, on or before the date that is two (2) Business Days prior to the Agreement Date, been posted and made accessible to Purchaser to the electronic data room maintained by the Company in connection with the transactions contemplated hereby.

“Merger” has the meaning set forth in the Recitals hereto.

“Merger Sub” has the meaning set forth in the preamble hereto.

“Nasdaq” has the meaning set forth in Section 5.5(h).

“New Promissory Note” means that certain promissory note of the Company, dated as of the date hereof, in favor of Inflection Points.

“Non-Competition Agreement” has the meaning set forth in the Recitals hereto.

“Noor” has the meaning set forth in the preamble hereto.

“Noor Employment Agreement” has the meaning set forth in Section 5.15.

“Open Source Software” has the meaning set forth in Section 2.7(g).

Appendix A-9

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order of any Governmental Entity or arbitrator.

“Patents” has the meaning set forth in Section 2.7(a).

“Patent Application” has the meaning set forth in Section 2.7(a).

“PCAOB” has the meaning set forth in Section 5.5(e).

“Per Share Earnout Consideration” means a number of shares of Purchaser Capital Stock equal to the quotient obtained by dividing (i) the difference between (x) the Earnout Shares minus (y) the SAFE Holder Earnout Shares, by (ii) the Fully Diluted Number.

“Per Share Escrow Consideration” means a number of shares of Purchaser Capital Stock equal to the quotient obtained by dividing (i) the difference between (x) the Escrow Shares minus (y) the SAFE Holder Escrow Shares, by (ii) the Fully Diluted Number.

“Per Share Merger Consideration” means a number of shares of Purchaser Capital Stock equal to the quotient obtained by dividing (i) the difference between (x) the Total Merger Consideration minus (y) the SAFE Merger Consideration, by (ii) the Fully Diluted Number.

“Permit” means all permits, licenses, variances, clearances, consents, registrations, listings, exemptions, qualifications, designations, and approvals.

“Person” means any natural person or entity, including a company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, association, business organization or Governmental Entity.

“Personal Data” means (i) any data or information that, alone or in combination with other data or information, can be used to identify, locate, or contact an individual; (ii) any other data or information defined as “personal data”, “personally identifiable information”, “individually identifiable health information,” “protected health information,” or “personal information” under any applicable Legal Requirement; and (iii) any data or information that is associated, directly or indirectly (by, for example, records linked via unique keys), with any of the foregoing.

“Pre-Closing Taxes” means, without duplication, (i) any and all Taxes of or imposed on the Company for any and all Pre-Closing Tax Periods, (ii) any and all Taxes of or imposed on the Company for any and all portions of Straddle Periods ending on the Closing Date (determined in accordance with Section 5.6(f)), (iii) any and all Taxes of an “affiliated group” (as defined in Section 1504 of the Code) (or affiliated, consolidated, unitary, combined or similar group under applicable state, local or foreign Legal Requirements) of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local or foreign Legal Requirements), (iv) any and all Taxes of or imposed on any of the Sellers or their Affiliates, including Taxes of the Sellers or any of their Affiliates imposed on Purchaser or any of its Affiliates, or the Company as a result of transferee, successor or similar liability (including bulk transfer or similar Legal Requirements) or pursuant to any Legal Requirements or otherwise, which Taxes relate to an event or transaction (including transactions contemplated by this Agreement) occurring on or before the Closing Date, and (v) any and all Transfer Taxes required to be paid by the Sellers pursuant to Section 5.6(d).

Appendix A-10

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Privacy Legal Requirements” has the meaning set forth in Section 2.8.

“Purchaser” has the meaning set forth in the preamble hereto.

“Purchaser Capital Stock” means the shares of common stock, par value $0.001 per share, of Purchaser.

“Purchaser Meeting” has the meaning set forth in Section 5.5(h).

“Purchaser Related Agreements” has the meaning set forth in Section 3.2.

“Purchaser Restated Certificate” means Purchaser’s Amended and Restated Certificate of Incorporation as may hereinafter be amended.

“Purchaser SEC Reports” means all forms, reports, registrations and other documents required to be filed or furnished by Purchaser with the Securities and Exchange Commission, as amended, prior to the date hereof, and all such reports that Purchaser may file after the date hereof until the Closing.

“Purchaser Stockholder Approval” has the meaning set forth in Section 6.2(c).

“Purchaser Trading Price” means, with respect to each share of Purchaser Capital Stock, the daily dollar volume-weighted average price determined as of the ten (10) day-period ending the day prior to the determination date for such securities on the Nasdaq Global Market during regular trading hours as reported by Bloomberg through its “Historical Prices – Px Table with Average Daily Volume” function.

“Registered Intellectual Property” has the meaning set forth in Section 2.7(a).

“Registration Rights Agreement” has the meaning set forth in Section 5.20.

“Related Agreements” means the Company Related Agreements and the Purchaser Related Agreements.

“Releasees” has the meaning set forth in Section 9.13(a).

“Releasing Parties” has the meaning set forth in Section 9.13(a).

“Representative Losses” has the meaning set forth in Section 9.11(b).

“Required Financial Statements” has the meaning set forth in Section 5.5(e).

“Required Stockholder Approval” means with respect to this Agreement and the transactions contemplated hereby, the affirmative vote to adopt this Agreement and approve the Merger by holders representing at least 100% of the outstanding shares of Company Capital Stock.

“SAFE” has the meaning set forth in Section 2.5(c).

“SAFE Holder” means the holder of a SAFE.

“SAFE Holder Earnout Shares” means the aggregate number of Earnout Shares to be issued to the SAFE Holders upon conversion of the SAFEs, as set forth on the Spreadsheet.

Appendix A-11

“SAFE Holder Escrow Shares” means the aggregate number of Escrow Shares to be issued to the SAFE Holders upon conversion of the SAFEs, as set forth on the Spreadsheet.

“SAFE Merger Consideration” means the aggregate number of shares of Purchaser Capital Stock to be issued to the SAFE Holders upon conversion of the SAFEs, as set forth on the Spreadsheet.

“SAFE Termination Agreement” has the meaning set forth in Section 5.19.

“Sanctioned Country” means any country or territory that is or has been in the last five (5) years, the subject or target of comprehensive sanctions under Sanctions Laws (which includes, at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means: (a) any Person designated on any Sanctions Laws-related list of sanctioned persons, including, but not limited to, OFAC’s Specially Designated Nationals and Blocked Persons List, (b) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or, where relevant under applicable Sanctions Laws, otherwise controlled by, a Person or Persons described in clause (a), or (c) any Person who is located in, organized under the laws of, or ordinarily a resident in a Sanctioned Country.

“Sanctions Laws” means all applicable laws relating to economic or trade sanctions, including the laws administered or enforced by the U.S. Treasury Department’s Office of Foreign Assets Controls (“OFAC”) and solely to the extent applicable to the Company’s activities in the relevant jurisdiction, analogous sanction laws of other jurisdictions in which the Company conducts activities that are subject to such laws.

“Section 1542” has the meaning set forth in Section 9.13(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers” has the meaning set forth in the preamble hereto.

“Software” has the meaning set forth in Section 2.7(a).

“Spreadsheet” means a spreadsheet, in form and substance reasonably satisfactory to Purchaser, setting forth in reasonable detail:

(a) with respect to each Company Stockholder: (i) the name, address and e-mail address of such Person and an indication as to whether such Person is a Company Employee or an Accredited Investor or an Unaccredited Investor; (ii) the number, class, status as book-entry, and series of shares of Company Capital Stock held by such Person; (iii) the date of acquisition of such shares; (iv) the amount of Taxes that are to be withheld from the consideration that such Person is entitled to receive on account of such Company Capital Stock; (v) the aggregate number of shares of Purchaser Capital Stock that such Person is entitled to receive on account of such Company Capital Stock; (vi) the percentage of the total consideration payable to such Person; (vii) the number of Escrow Shares that such Person is entitled to receive and which are to be deposited into the Escrow Account; (viii) the number of Earnout Shares that such Person is entitled to receive and which are to be deposited into the Escrow Account, (ix) the number of shares of Purchaser Capital Stock to be issued to such Person on account of such Company Capital Stock, after deduction of the amounts referred to in clauses (iv) through (viii); and (x) such other additional information which Purchaser may reasonably request in order to facilitate the payments contemplated hereby; and

Appendix A-12

(b) with respect to each SAFE Holder: (i) the name, address and e-mail address of such Person and an indication as to whether such Person is a Company Employee or an Accredited Investor or an Unaccredited Investor; (ii) the number, class and series of shares of Company Capital Stock to be held by such Person on an as-converted basis; (iii) the date of such SAFE; (iv) the amount of Taxes that are to be withheld from the consideration that such Person is entitled to receive on account of such Company Capital Stock on an as-converted basis; (v) the aggregate number of shares of Purchaser Capital Stock that such Person is entitled to receive on account of such Company Capital Stock on an as-converted basis; (vi) the percentage of the total consideration payable to such Person; (vii) the number of SAFE Holder Escrow Shares that such Person is entitled to receive and which are to be deposited into the Escrow Account; (viii) the number of Earnout Shares that such Person is entitled to receive and which are to be deposited into the Escrow Account; (ix) the number of shares of Purchaser Capital Stock to be issued to such Person on account of such Company Capital Stock on an as-converted basis, after deduction of the amounts referred to in clauses (iv) through (viii); and (x) such other additional information which Purchaser may reasonably request in order to facilitate the payments contemplated hereby;

(d) a calculation of the aggregate portion of the consideration to be paid to any Person.

The Spreadsheet shall be certified as complete and correct by the Chief Executive Officer of the Company as of the Closing Date and delivered together with documentation reasonably satisfactory to Purchaser in support of the information, amounts, and calculations set forth therein.

“Stockholder Representative” has the meaning set forth in the preamble hereto.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means with respect to any entity, that such entity shall be deemed to be a “Subsidiary” of another Person if such other Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (i) at least a majority of the outstanding equity interests of such entity.

“Surviving Corporation” has the meaning set forth in Section 1.2.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any federal, state, local and foreign (i) net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), escheat, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, to the extent the foregoing are in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group (including any arrangement for group or consortium relief or similar arrangement) for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person, as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, or by Contract, including any liability for taxes of a predecessor or transferor or otherwise by operation of Legal Requirements.

“Tax Contest” has the meaning set forth in Section 5.6(c).

Appendix A-13

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, and information returns and reports), including amendments thereof and attachments and schedules thereto, filed or required to be filed with any Governmental Entity with respect to Taxes.

“Tax Sharing Agreement” shall mean any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract or arrangement, whether written or unwritten (including, without limitation, any such agreement, contract or arrangement included in any purchase or sale agreement, merger agreement, joint venture agreement or other document).

“Technology” has the meaning set forth in Section 2.7(a).

“Termination Date” has the meaning set forth in Section 7.1(b).

“Third Party Claim Notice” has the meaning set forth in Section 8.4(a).

“Top Supplier” has the meaning set forth in Section 2.19(b).

“Total Merger Consideration” means a number of shares of Purchaser Capital Stock equal to (i) nine million (9,000,000) minus (ii) a number of shares of Purchaser Capital Stock, valued at the Purchaser Trading Price on the Closing Date, equal to the Unpaid Liabilities as of the Closing Date.

“Trademarks” has the meaning set forth in Section 2.7(a).

“Trade Secrets” has the meaning set forth in Section 2.7(a).

“Transaction Expenses” means all third-party fees, costs, expenses, payments, expenditures, or liabilities incurred by or on behalf of the Company or any Company Stockholder or such Company Stockholder’s Affiliates (to the extent such amounts are to be paid, or are payable, by the Company) in connection with the Transactions contemplated by this Agreement or any Company Related Agreement to which the Company is a party or the negotiation, execution, delivery, and performance of this Agreement or any Company Related Agreement to which the Company is a party, whether or not billed or accrued prior to the Closing (including, to the extent not otherwise a reduction to the aggregate consideration distributed in connection with the Closing), including: (i) any fees, costs expenses, payments and expenditures of legal counsel, accountants, financial advisors, consultants, the Stockholder Representative and other service providers, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers, and insurers, or similar Persons, (iii) any amounts in respect of any indemnification, compensation, reimbursement, contribution, or similar obligations to any of the Persons described in clauses (i) or (ii), (iv) the cost of the Company D&O Tail Policy, (v) fifty percent (50%) of any fees payable in connection with the filing under the HSR Act, (vi) the cash cost of any change of control, bonus, severance (voluntary or otherwise) (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention or similar payments (whether “single trigger” or “double trigger”) that become due and payable by Company pursuant to contracts entered into at or prior to the Effective Time as a result of or in connection with the Merger, and (vii) any other fees, costs, expenses, payments, expenditures, or liabilities incurred by any Company Stockholder or any employee, consultant or independent contractor of the Company paid for or to be paid for by the Company in connection with, the transactions contemplated by this Agreement or any Company Related Agreement, whether directly or in connection with the occurrence of a subsequent event, and in all events, the employer portion of any applicable employment and payroll taxes.

Appendix A-14

“Transactions” means the Merger and the other transactions contemplated by this Agreement and the Related Agreements.

“Transfer Taxes” has the meaning set forth in Section 5.6(d).

“Treasury Regulations” shall mean the permanent and temporary regulations, and all amendments, modifications and supplements thereof, from time to time promulgated by the United States Department of the Treasury under the Code.

“Treasury Shares” has the meaning set forth in Section 1.8(e).

“Unaccredited Investor” means a Company Stockholder who does not complete and deliver to Purchaser an Accredited Investor Questionnaire in form and substance satisfactory to Purchaser certifying that such Company Stockholder is an “accredited investor” as set forth therein.

“United States” or “U.S.” means the United States of America.

“Unpaid Change in Control Payments” means all Change in Control Payments that have not been paid by or on behalf of the Company prior to, or concurrently with, the Closing.

“Unpaid Liabilities” means, without duplication, all (i) Closing Indebtedness (including, but not limited to, the Current Promissory Note), (ii) Unpaid Transaction Expenses, and (iii) Unpaid Change in Control Payments.

“Unpaid Transaction Expenses” means all Transaction Expenses that have not been paid by the Company prior to, or concurrently with, the Closing.

“Waived Payments” has the meaning set forth in Section 5.1.

“WARN” has the meaning set forth in Section 2.17(k).

“8-K” has the meaning set forth in Section 5.12(b).

Appendix A-15